12/10

02060597

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Promise

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

FILE NO. 82- 4837 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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DATE : 12/16/02

82-4831

PROMISE

AR/S
3-31-02


S
W
E
N

2002 ANNUAL REPORT

Promise Vision

Specialization Specialize exclusively in consumer finance

Cultivation Further cultivating business in response to changing times and customers' needs

Evolution Transform relationship with customers into an advisor-client relationship



The Promise Mission for Its Customers
Promise Customers
The Promise Commitment to Its Customers

Promise Co., Ltd., is one of the leading companies in Japan's consumer finance industry, and its principal business is providing unsecured loans to individuals. Promise has experienced steady expansion since its establishment in 1962.

During the fiscal year ended March 31, 2002, Promise took further steps to sharpen its focus on the consumer finance business and provide a broader range of services for its customers, based on its Promise Vision long-term corporate guidelines, which were prepared in 1998. Moreover, to strengthen the position of the Promise Group, the Company acquired another medium-sized consumer finance enterprise and proceeded with preparations to merge Rich Co., Ltd., Shinkou Co., Ltd., and TOWA Co., Ltd.—consumer finance companies acquired in the previous year—with the aim of enhancing their efficiency and performance. In addition, MOBIT Co., Ltd., a joint-venture consumer finance company established with UFJ Bank Limited, which saw its second year of operations, is steadily expanding its balance of consumer loans and is expected to reach breakeven in the near future.

Accompanying the implementation of Promise's strategy for its consolidated business structure, the Promise Group is aiming for further substantial increases in net income and is working to respond to the expectations of its shareholders and investors.

We thank you for your continuing support of our activities.

The Promise Vision

Evolve into our customers' "Personal Main Bank"

Personal Conduct Guideline

Business Guideline

"Personal Promise"

"Partner Promise"

Cautionary Information with Respect to Forward-Looking Statements

In addition to historical facts regarding Promise's past performance, this annual report contains forward-looking statements, including plans and strategies that are based on the management's current assumptions and beliefs in light of currently available information. Forward-looking statements involve inherent risks and uncertainties, including, without limitation, risks associated with changes in the general economic conditions and business environment in Japan as well as changes to Japanese laws and regulations.

Consolidated Basis

Promise Co., Ltd. and Consolidated Subsidiaries
Years ended March 31, 2002 and 2001

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
For the Year:			
Total operating income	¥ 394,495	¥ 359,641	$ 2,960,565
Operating profit	114,518	127,418	859,418
Income before income taxes	112,308	107,392	842,834
Net income	62,941	64,845	472,355
Credit losses including provision for uncollectible loans	96,996	55,990	727,924
At Year-end:			
Total assets	1,833,777	1,679,394	13,761,928
Consumer loans receivable: Principal	1,543,288	1,418,656	11,581,901
Total shareholders' equity	574,866	517,504	4,314,195
Interest-bearing debt	1,164,873	1,094,274	8,742,008
Allowance for credit losses	87,213	61,349	654,507
Amounts per Share (Yen/U.S. Dollars):			
Net income, basic*	¥ 504.78	¥ 525.02	$ 3.79
Cash dividends	100.00	90.00	0.75
Shareholders' equity	4,580.66	4,161.18	34.38

* Based on Japanese accounting standards

Note: U.S. dollar amounts in this annual report are translated from yen, for convenience only, at the rate of ¥133.25 to US$1, the approximate exchange rate at March 31, 2002.

Non-Consolidated Basis

Promise Co., Ltd.
Years ended March 31, 2002 and 2001

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
For the Year:			
Total operating income	¥ 316,247	¥ 292,774	$ 2,373,335
Operating profit	104,165	116,178	781,726
Income before income taxes	106,423	101,853	798,675
Net income	61,250	63,521	459,664
Credit losses including provision for uncollectible loans	76,627	43,827	575,058
At Year-end:			
Total assets	1,670,481	1,503,919	12,536,444
Consumer loans receivable: Principal	1,324,663	1,228,026	9,941,187
Total shareholders' equity	552,889	501,332	4,149,260
Interest-bearing debt	1,042,619	952,354	7,824,531
Allowance for credit losses	68,000	46,500	510,319
Amounts per Share (Yen/U.S. Dollars):			
Net income, basic*	¥ 491.09	¥ 513.24	$ 3.69
Shareholders' equity	4,401.48	4,019.80	33.03

* Based on Japanese accounting standards

Note: U.S. dollar amounts in this annual report are translated from yen, for convenience only, at the rate of ¥133.25 to US$1, the approximate exchange rate at March 31, 2002.

To Our Fellow Shareholders and Investors

During the fiscal year ended March 31, 2002, Japan experienced severe economic conditions, including the highest rate of unemployment to date, the lowest level of stock prices since the collapse of the bubble economy, and negative growth in GDP. In particular, the economy's further slide into recession since summer 2001 has brought an increase in the number of personal bankruptcies accompanying further deterioration in the employment environment. These developments have had an effect on Promise Co., Ltd.'s performance, and, as a result, the Company reported a decline in net income for the fiscal year under review. Nevertheless, we are steadily implementing strategies to achieve growth in the years ahead.

Turning to our performance during the fiscal year, amid a challenging operating environment, we were successful in increasing the number of our customers and our balance of consumer loans. At fiscal year-end, consolidated consumer loans outstanding stood at ¥1,543.3 billion, 8.8% above the level for the previous fiscal year. Total operating income for the year was ¥394.5 billion, a gain of 9.7% over the previous year, and income before income taxes rose 4.6%, to ¥112.3 billion. We believe these gains in performance are a reflection of a high appraisal of our corporate stance of responding to increasingly diverse customer needs with services carefully tailored to their requirements. However, the increase in the number of personal bankruptcies and settlements of claims through legal proceedings has been higher than anticipated. Accordingly, the parent company reported increased credit losses and made additions to the allowance for credit losses. As a consequence, operating profit declined 10.1%, to ¥114.5 billion, and net income decreased 2.9%, to ¥62.9 billion. These were the first declines in profitability since we listed our shares in 1993.

Amid this environment, the Promise Group is implementing effective strategies aimed at creating a new earnings structure for the future. Our consumer finance joint venture with UFJ Bank Limited, MOBIT Co., Ltd., which is developing the consumer loan market segment with interest rates of 15% and 18%, began operations in September 2000. MOBIT has subsequently steadily expanded its customer base. At the end of the fiscal year under review, MOBIT had 89,000 customer accounts, and its consumer loans outstanding had risen to ¥64.1 billion. For the fiscal year ending March 31, 2003, MOBIT's consumer loans outstanding are expected to exceed ¥110.0 billion, and it will show its first profit for a full-year period. MOBIT is moving forward aggressively with the development of its target market segment, drawing fully on Promise's credit analysis and administrative know-how and UFJ Bank's brand and service delivery channel capabilities.



In addition, in April 2002, we merged three consumer finance subsidiaries, Rich Co., Ltd., Shinkou Co., Ltd., and TOWA Co., Ltd., which were acquired previously, to form a new consumer finance company, Plat Corporation. This newly created company will focus on providing loans with an interest rate of 29.2% and conducting low-cost operations. We have reduced the number of branches formerly operated by the three companies from 194 to 81 and given Plat's customers access to Promise's nationwide network of automated contract machines and ATMs, thus enabling them to conclude loan contracts and make repayments and loan withdrawals conveniently. These measures have significantly increased Plat's cost efficiency and customer-drawing power.

We are therefore aiming to expand our share of the consumer finance market by implementing a unique business model involving the development of our activities using three brands: MOBIT, Promise, and Plat. Thus, as we also focus on increasing the quality of our assets, we are working to build a new foundation for growth. The merits of this business model have been recognized in the United States, the most advanced country in finance globally, and, since April 2001, this business model has become the subject of case studies on several occasions in the MBA course at Harvard Business School.



The path toward recovery in the Japanese economy is still not in view, but the Promise Group is devoting its resources to implement strategies that will further improve its financial position and, through active marketing efforts, is working to improve its performance.

We have decided to pay a cash dividend of ¥100 per common share, including a commemorative 40-year anniversary dividend, for the fiscal year. As a result, we will have increased our dividend for eight consecutive years. Moreover, as a result of careful consideration of market conditions, we made the decision to reduce our share-trading unit from 100 shares to 50. We will implement this reduction in August 2002 and expect it to increase liquidity and expand our shareholder base.

Although economic conditions will continue to require careful monitoring, we are moving forward to develop systems that can respond flexibly to all kinds of economic environments. We are fully committed to devoting our fullest efforts and resources to respond to the expectations of our shareholders and investors.



July 2002



Masaaki Uchino,
Chairman and Representative Director

Hiroki Jinnai,
President and Representative Director




S
W
E
N

In an increasingly challenging environment, Promise is continuing to innovate in its activities, looking always to future development. While we are proceeding with reforms in the parent company, we are also significantly strengthening the management of the Promise Group, aiming for sustained growth in earnings.

Question

The Japanese economy is confronting a difficult set of conditions. Looking back over the fiscal year ended March 31, 2002, how would you evaluate Promise's performance?

Answer

The operating environment for Promise's activities during the fiscal year changed significantly from previous years. First, an increase in the unemployment rate to more than 5% is something that could not have happened before in Japan. As a result of the increase in the number of customers without the funds to repay their loans due to unemployment, concerns about loans past due and credit losses rose sharply. In addition, there have been no signs of a peaking out of the number of personal bankruptcies in Japan, and we must give our attention to the impact of the Civil Rehabilitation Law for individuals, which went into effect in April 2001, and other developments.

Looking back over the fiscal year, we not only were obliged to monitor our loan portfolio carefully but also found these developments were having an impact on our performance. In parallel with this, the entry of foreign companies and banks into the consumer loan industry has become quite conspicuous. The entry into our industry of foreign companies through M&A and domestic banks through the establishment of joint ventures and alliances in the loan guarantee field will most likely contribute to the expansion of the consumer finance market, but it will also bring substantially increased competition. There was virtually no impact from these latter developments during the fiscal year, but we expect them to gradually have an effect in the years ahead. Amid this environment, we reported increases in consumer loans outstanding, total operating income, and income before income taxes. Unfortunately, the rise in provisions to the allowance for credit losses of the parent company had a strong negative impact, causing us to report our first decline in net income since we listed our shares.

Question

What is your view of future developments in the operating environment? What is the outlook for Promise's performance for the year ending March 31, 2003?

Answer

We believe there will be no major changes in the economic environment for the foreseeable future. Some forecasters and others have expressed views that the Japanese economy would begin to recover in mid-2002, but, even if the economy recovers, this will first have an impact on corporate performance and other indicators, such as private-sector capital investment. The performance of consumer finance companies is influenced by trends among income earners. However, indicators that are directly linked to income earners, such as the unemployment rate and the propensity to consume, tend to lag behind other indicators during periods of recovery. Although actual results will depend on the strength of the recovery, real recovery in our customer segments will probably take at least another one to two years.

For this reason, we believe the operating environment during the fiscal year ending March 2003 will be as difficult as it was in the previous year. Our current outlook is for further real increases in credit losses. Nevertheless, since we set aside a sufficient allowance for credit losses during the year ended March 2002, credit losses, including provision for uncollectible loans, for the year ending March 2003 will remain at virtually the same level as for the previous year. As a consequence, we are forecasting an increase in net income.

Question

What are your views concerning growth prospects in the medium term?

Answer

Since the fiscal year ended March 2001, we have implemented strong measures to increase our consolidated earnings power. These measures are based on our business model, which calls for winning customers in all segments of the consumer loan market by providing a broad range of loans with interest rates suited to the risk profiles of customers in differing segments. In more specific terms, we are developing various market segments through MOBIT, a joint venture with UFJ Bank; Promise; and its M&A subsidiaries.

MOBIT is targeting its marketing efforts toward relatively low-risk customers and is focusing on providing revolving credit lines with interest rates at 15% and 18% that customers can apply for via such telecommunications channels as the Internet or telephone. In principle, to keep its costs to a minimum, MOBIT has no branches, and customers make loan withdrawals and repayments through Promise, UFJ Bank, and the channels of its other alliance partners.



Plat, on the other hand, is developing its position in the higher-interest segment, where rates are approximately 29.2%. Plat was established through the merger of three companies we acquired previously—Rich, Shinkou, and TOWA—and, after the merger, we reduced the total number of offices of these three formerly independent companies from 194 to 81 to improve efficiency. We then provided access for Plat customers to Promise's nationwide network of automated contract machines and ATMs, so they could receive loans and make repayments conveniently. Consequently, Plat became a consumer finance company with service delivery channels comparable to those of Japan's leading consumer lenders.



Full Lineup of the Promise Group's Interest Rates

Respond to a Broad Range of Customer Needs

Royal Brand Market	Main Brand Market	Standard Brand Market
MOBIT A joint venture with UFJ Bank	**Promise**	**Plat** **Sun Life** M&A subsidiaries

Loan interest rate brands

15.0% – 18.0% – 25.55% – 29.2%

Question

How would you appraise the market response to MOBIT and Plat's marketing efforts? What is the outlook for their performance?

Answer

At present, we have a 45% equity stake in MOBIT, and, for the year ended March 2002, we reported ¥3.1 billion in equity in its net loss. However, for the year ending March 2003, MOBIT is expected to show a profit; therefore, the impact of this loss on Promise will be eliminated. In its customer development activities, MOBIT is steadily expanding its base among customers who have different attributes from those of Promise customers, and—as this brand has the potential to develop a new customer segment—we are anticipating contributions to consolidated performance from a steady increase in MOBIT's consumer loans and profits.

As a result of the merger, Plat is a more streamlined company than its three predecessors, and we expect it to conduct low-cost operations. Looking ahead, Plat set its target for the ratio of expense to the loan balance at less than 20% to realize low-cost operations. We believe that Plat will expand its number of customers and consumer loans using its various competitive strengths, which include the know-how of the three former companies as well as Promise's customized credit analysis and approval system and its nationwide channels.

For the year ending March 2003, Plat's net income is forecast to decline temporarily because of costs associated with the merger and advertising expenditures to familiarize customers with the new brand, but we anticipate major improvements in performance for the year ending March 2004.

Question

You acquired another consumer finance company, Sun Life Co., Ltd., during the fiscal year. Could you please tell us how you will position this company and also what your future M&A strategy will be?

Answer

Sun Life became a wholly owned subsidiary of Promise in December 2001. The financial statements of this company are fully reflected in our consolidated balance sheets as of March 31, 2002, and in our consolidated statements of income for the period since this company was acquired. At the end of the fiscal year under review, Sun Life had consumer loans outstanding of ¥20.2 billion. Sun Life has pursued a strategy of maintaining dominance in the four prefectures of Shikoku Island and in Okayama Prefecture. Therefore, brand awareness of the company is high in those areas. For this reason, we are planning to have Sun Life continue its activities without modification.

Regarding our M&A strategy, thus far we have not diversified our activities into completely new businesses but have aimed for a greater diversity of business activities through expansion of our operations within the limits of our know-how. If there are good potential M&A opportunities in the consumer finance field, we will consider acquisitions after examining the quality of the acquisition candidate's assets and possibilities for cutting costs. In addition, we will include companies outside consumer finance areas, including those in the credit card and installment sales finance businesses, if we believe an acquisition would produce mutual benefits. The most important point is that the business model underlying the acquisition has to generate profits.

Question

As you develop the market using three brands, Promise, with the largest volume of the three companies, seems to be experiencing a decline in the growth of its consumer loans. What are the prospects for growth, both in loans and in net income?

Answer

The balance of consumer loans outstanding of Promise alone as of March 31, 2002, was ¥1,324.7 billion, representing an increase of 7.9% over the previous fiscal year-end. Until the fiscal year ended March 2001, we recorded double-digit growth, so our loan growth rates are gradually declining. Thus far, Promise alone has grown organically, and there were no increases at all in its loan balance because of mergers or acquisitions. If we assume that we had continued this policy of organic growth, there appear to be two causes for a decline in the growth rate. One is relative decline because of a high volume of assets, and the other is the impact of our cautious stance toward lending. If we assume that we increased the balance of our loans by the same amount each period, the denominator would expand each period, and the growth rate would decline just because of the laws of mathematics. That is one factor at work here. On the other hand, if we consider the current economic environment, tightening our credit standards results in restraint in making new loans, and that also leads to lower growth in our assets. When implementing a lending policy, it is important to make selective use of the accelerator and the brakes. We believe that in the current operating environment, it is necessary to rely mainly on the brakes. Therefore, our policy is to pay close attention to the quality of our assets while maintaining an appropriate rate of growth, but this will lead to a decline in growth on a non-consolidated basis. However, we want to maintain growth in profit. That is why we have designated cost reductions as a key issue and have begun to reduce our expenses. During the fiscal year under review, among operating expenses, loan losses rose and put pressure on profit. We are continuing to focus on restraining loan losses, but we are aware that reducing loan losses is difficult in this recessionary environment. In addition, there is a possibility that, among financial costs, our cost of funds may rise, but there is likely to be no further decline. In short, to increase profit, the key will be how

Ratios of Expenses to Operating Profit


(%)
70
60
50
40
30
20
10
0
98
99
00
01
02
Operating expenses
Financing expenses
Loan losses
Other operating expenses

much we can lower other operating expenses. Compared with other companies in the consumer finance industry, our ratio of operating expenses is relatively high; therefore, we believe there should be ample potential for cost reductions. We are beginning to review each of our expense categories this fiscal year, and our plans call for reducing short-term expenses starting with the year ending March 2003. In the case of medium-term expenses, we will begin to make reductions in the year ending March 2005.

Question

Recent management initiatives at Promise have included a major reorganization implemented in April 2002 and then the introduction of the executive officer system. Could you please explain the background and objectives for these rapidly implemented changes?

Answer

If we look at the operating environment, we see a number of uncertainties that may well have an impact on the performance of consumer finance companies. These include the cloudy outlook for the economic environment, growing competition as banks and foreign companies enter the market, and the review and possible revision of the legal upper limit on interest rates, which is scheduled for June 2003. To further substantially improve our performance in this environment, we have to have marketing and service delivery capabilities that are better than those of our competitors, and we must strengthen the abilities of our staff and our organization, both of which are key to providing superior services.

In the reorganization we implemented in April this year, we eliminated our previous three-layered structure consisting of our head office, regional offices, and branches and made the transition to a horizontal organization that directly links our head office with the branches. Under this new organization, the proposals of our staff who are in direct contact with customers and data on customer needs are fed back quickly to the head office. Moreover, strategies prepared by the head office can be put into action by all employees in a short period of time. In these times of rapid change, the most important thing is for our organization to move flexibly and accurately in response to trends among customers. The executive officer system we have adopted is intended to make decision making faster in all our operating divisions and make the new organizational setup work more effectively.





Question

Will you continue to implement management reforms like these?



Answer

We are moving forward with reforms that involve the entire Promise Group in three areas. These are management structure, personnel and organizational structure, and business structure. As soon as the details of these reforms are finalized, we will move forward to implement them one by one. The reorganization and the introduction of the executive officer system that I just described were implemented as part of these reform plans. We have an ongoing program of activities to improve our capabilities for winning new customers and increasing the repeat business ratio of existing customers. These activities include: the implementation of a visual identity program; strengthening our advertising and promotion; the provision of services over the Internet and via mobile phones; the expansion of our service delivery channels through alliances with other companies in other business fields, including financial institutions, installment sales companies, and convenience store chains; the issuance of Promise JCB cards with credit features; and the provision of financial products with preferential interest rates to our premium account customers. Looking ahead, we will aggressively develop and implement new measures as we work toward further corporate reforms.





Number of Promise JCB Cards Issued


(Thousands)
400
300
200
100
0
00
01
02

* Promise JCB cards issued from June 25, 1999

Question

What steps are you taking to prepare for the possibility of an increase in interest rates and any other changes in the funding environment?

Answer

For our borrowings from financial institutions, we have a basic policy of obtaining stable funding at low rates, namely the long-term prime rate. At present, funding rates remain at low levels, but, even if our borrowing rates begin to rise, we will not be able to increase our lending rates to customers. Therefore, we are increasing our ability to deal with rising interest rates by increasing the ratio of fixed-rate borrowings. Our total fixed-rate debt, including bonds, on a consolidated basis represented 88.7% of our total debt. On a non-consolidated basis, the ratio was 92.9%. Basically, as the maturity of our borrowings is five years, even if the level of interest rates rises, we will be able to keep the effect to a minimum. We are also actively working to reduce our funding costs and diversify our funding sources by issuing unsecured straight bonds in the domestic capital market. Our outstanding balance of bonds issued at the end of the fiscal year under review was ¥312.0 billion, and direct funding from capital market sources accounted for 27.2% of our total debt. We have set a goal of raising capital market funding to 30% of total debt.

To prepare for any sudden changes in the funding environment, we are making use of commitment facilities and other contractual arrangements as backups for our funding program. The total contractual value of these arrangements as of March 31, 2002, was ¥130.0 billion, which we believe is sufficient. Also, to further diversify our sources of funds, we are taking necessary measures to ensure the stability of our funding base.

Fund Procurement (Non-Consolidated)



(¥ billion)
1,200
1,000
800
600
400
200
0
(%)
100
80
60
40
20
0
98
99
00
01
02
Short-term fund procurement
Long-term fund procurement
Actual fixed ratio

Question

Is there any message to shareholders and investors that you would like to emphasize?

Answer

We will continue to work to substantially strengthen the management of the Group as a whole and enhance its performance. When a group of companies becomes this large, it becomes more difficult to sustain double-digit rates of growth, but we intend to continue to increase net income and earnings per share through a range of initiatives. These include the sharing of management resources within the Promise Group, aiming for stable funding from a diversity of sources, and pursuing greater efficiency in the Group's operations. As we continue to implement structural reforms in the parent company, we will remain committed to the active development of our business operations and responding to the expectations of our shareholders.

Data Section (Consolidated Basis)

■Business Indicators

Number of Unsecured Loan Branches


2,000
1,500
1,000
500
0
Unstaffed branches
Staffed branches
00
01
02

	2000/3	2001/3	**2002/3**
Number of unsecured loan branches	1,352	1,755	**1,785**
Staffed branches	470	637	**630**
Unstaffed branches	882	1,118	**1,155**
Number of ATMs and CDs	1,909	2,182	**2,208**
Number of automated contract machines	1,297	1,645	**1,651**

Number of Accounts


(Thousands)
3,500
3,000
2,500
2,000
1,500
1,000
500
0
Secured loans
Unsecured loans
00
01
02

(Thousands)

	2000/3	2001/3	**2002/3**
Number of accounts	2,588	3,129	**3,233**
Individual customers	2,588	3,129	**3,233**
Unsecured loans	2,585	3,126	**3,230**
Secured loans	2	2	**2**
Corporate customers	0	0	**0**
Secured loans	0	0	**0**

Number of Employees


6,000
5,000
4,000
3,000
2,000
1,000
0
00
01
02

	2000/3	2001/3	**2002/3**
Number of employees	4,372	5,376	**5,723**

Consumer Loans Outstanding


(¥ billion)
2,000
1,500
1,000
500
0
Secured loans
Unsecured loans
00
01
02

(¥ million)

	2000/3	2001/3	**2002/3**
Consumer loans outstanding	1,159,253	1,418,656	**1,543,288**
Individual customers	1,155,154	1,414,999	**1,540,288**
Unsecured loans	1,147,310	1,406,327	**1,532,578**
Secured loans	7,843	8,671	**7,710**
Corporate customers	4,098	3,656	**3,000**
Secured loans	4,098	3,656	**3,000**

Unsecured Loans Outstanding, by Area

(At March 31, 2002)
(%)



1.2
4.8
10.6
10.0
8.6
17.4
34.4
13.0
Hokkaido
Tohoku
Kanto
Chubu
Kinki
Chugoku, Shikoku
Kyushu
Overseas

(¥ million)

	2000/3	2001/3	**2002/3**
Unsecured loans outstanding	1,147,310	1,406,327	**1,532,578**
Domestic	1,139,233	1,393,576	**1,514,506**
Hokkaido	53,072	70,779	**73,831**
Tohoku	123,369	146,932	**152,743**
Kanto	379,436	474,849	**526,717**
Chubu	158,265	184,857	**198,731**
Kinki	208,861	253,076	**267,302**
Chugoku, Shikoku	82,930	105,151	**132,012**
Kyushu	133,297	157,930	**163,167**
Overseas	8,077	12,750	**18,071**
Hong Kong	8,077	12,750	**18,071**

Secured Loans Outstanding, by Area

(At March 31, 2002)
(%)



2.4
4.7
7.4
10.2
32.4
37.2
5.7
Hokkaido
Tohoku
Kanto
Chubu
Kinki
Chugoku, Shikoku
Kyushu

(¥ million)

	2000/3	2001/3	**2002/3**
Secured loans outstanding	11,942	12,328	**10,710**
Hokkaido	152	205	**254**
Tohoku	953	924	**793**
Kanto	5,564	4,339	**3,980**
Chubu	747	754	**617**
Kinki	3,800	4,036	**3,469**
Chugoku, Shikoku	681	1,692	**1,093**
Kyushu	42	374	**501**

Loan Losses



(¥ billion)
2,000
1,500
1,000
500
0
(%)
10
8
6
4
2
0
00
01
02
Loan losses
Consumer loans outstanding
Loan loss ratio

(¥ million)

	2000/3	2001/3	**2002/3**
Consumer loans outstanding	1,159,253	1,418,656	**1,543,288**
Loan losses	34,088	48,789	**72,324**
Loan loss ratio (%)	2.94	3.44	**4.69**
Expenses for loan losses	40,030	55,990	**96,996**
Provision for loan losses	40,030	55,990	**86,215**
Additional expense for loan losses	—	—	**10,780**
Collection of written-off loans	6,957	8,518	**7,920**

■Fund Procurement


Fund Procurement
(¥ billion)
1,200
1,000
800
600
400
200
0
(%)
100
80
60
40
20
0
00
01
02
Short-term fund procurement
Long-term fund procurement
Actual fixed ratio

(¥ million)

	2000/3	2001/3	2002/3
Total fund procurement (interest-bearing debt)	970,598	1,094,274	**1,164,873**
Short-term fund procurement	29,846	29,158	**24,855**
Ratio of short-term fund procurement (%)	3.1	2.7	**2.1**
Short-term borrowings	23,216	24,090	**19,835**
Commercial paper (CP)	6,630	5,068	**5,020**
Long-term fund procurement	940,752	1,065,117	**1,140,017**
Ratio of long-term fund procurement (%)	96.9	97.3	**97.9**
Long-term borrowings	755,752	808,117	**828,017**
Fixed interest rate	477,197	512,990	**572,877**
Variable interest rate	278,555	295,127	**255,140**
Of which, interest rate swaps and caps	142,907	162,806	**168,509**
Straight bonds	185,000	257,000	**312,000**
Of which, floating rate notes	10,000	20,000	**20,000**
Convertible bonds	—	—	**—**
Actual fixed ratio (%)	81.9	83.4	**88.7**
Average interest rate on fund procurement	2.49	2.43	**2.09**

Notes: 1) Actual fixed ratio = [long-term borrowings at fixed interest rates + long-term borrowings with interest rate swaps and caps + straight bonds + convertible bonds] ÷ total fund procurement
2) Figures include interest on bonds and commercial paper but exclude commission payments on interest rate swaps and caps.

The Company procures long-term borrowings at fixed interest rates, taking into account market interest rates. At March 31, 2002, the Company's actual fixed ratio stood at 88.7%, including corporate bonds.


Fund Procurement, by Category
(At March 31, 2002)
(%)
3.8
5.3
10.0
18.6
23.5
3.7
7.9
27.2
City banks
Regional banks
Long-term credit banks
Trust banks
Life insurance companies
Non-life insurance companies
Other
Corporate bonds and CP

(¥ million)

	2000/3	2001/3	2002/3
Total fund procurement (interest-bearing debt)	970,598	1,094,274	**1,164,873**
Total borrowings	778,968	832,207	**847,852**
City banks	28,653	35,019	**44,120**
Regional banks	36,962	38,934	**61,403**
Long-term credit banks	115,022	114,874	**117,010**
Trust banks	229,463	229,003	**216,219**
Non-Japanese banks	12,846	38,676	**64,074**
Credit associations	1,520	4,128	**7,252**
Prefectural credit federations of agricultural cooperatives	—	—	**3,000**
Life insurance companies	282,933	271,962	**273,513**
Non-life insurance companies	51,344	46,200	**43,609**
Leasing, finance, and other companies	20,225	53,411	**17,653**
Corporate bonds and other	191,630	262,068	**317,020**
Straight bonds	185,000	257,000	**312,000**
Convertible bonds	—	—	**—**
Commercial paper (CP)	6,630	5,068	**5,020**

Since 1996, the Company has issued corporate bonds and commercial paper to diversify its fund procurement sources. At March 31, 2002, corporate bonds and CP as a percentage of total fund procurement was 27.2%.

■Subsidiaries and Affiliate

	2000/3	2001/3	2002/3
Consolidated subsidiaries	7	9	**11**
Affiliate accounted for under the equity method	—	1	**1**

For more information about consolidated subsidiaries, please refer to page 54.

[Reference]

As of March 31, 2001	April 2000	Acquired Shinkou Co., Ltd.
	May 2000	Acquired Rich Co., Ltd.
	December 2000	Liquidated PAL Research Center Co., Ltd.
	January 2001	Made TOWA Co., Ltd., wholly owned subsidiary
As of March 31, 2002	December 2001	Acquired Sun Life Co., Ltd.
	March 2002	Included System Trinity Co., Ltd., in consolidation

Data Section (Non-Consolidated Basis)

■Business Indicators

Number of Unsecured Loan Branches


2,000
1,500
1,000
500
0
98
99
00
01
02
Unstaffed branches
Staffed branches

	1998/3	1999/3	2000/3	2001/3	**2002/3**
Number of branches	1,015	1,207	1,299	1,507	**1,510**
Unsecured loan branches	1,003	1,201	1,299	1,507	**1,510**
Staffed branches	418	435	451	466	**457**
Unstaffed branches	585	766	848	1,041	**1,053**
Secured loan branches	2	2	—	—	—
Audio & video software rental	7	—	—	—	—
Outdoor and leisure goods	3	4	—	—	—
Number of automated contract machines	977	1,164	1,258	1,458	**1,462**

Number of Unsecured Loan Branches, by Area


(At March 31, 2002)
(%)
4.6
9.8
30.4
16.1
17.4
9.3
12.4
Hokkaido
Tohoku
Kanto
Chubu
Kinki
Chugoku, Shikoku
Kyushu

	1998/3	1999/3	2000/3	2001/3	**2002/3**
Number of unsecured loan branches	1,003	1,201	1,299	1,507	**1,510**
Hokkaido	50	58	63	67	**69**
Tohoku	113	131	132	148	**148**
Kanto	305	365	399	463	**459**
Chubu	147	191	200	259	**243**
Kinki	176	213	238	249	**263**
Chugoku, Shikoku	90	102	117	140	**140**
Kyushu	122	141	150	181	**188**

Number of Channels


60,000
50,000
40,000
30,000
20,000
10,000
0
98
99
00
01
02
Promise ATMs
Tie-Up CDs and ATMs:
Commercial finance institutions
Sales finance (shinpan) companies
Distributor-affiliated credit card companies
Other

	1998/3	1999/3	2000/3	2001/3	**2002/3**
Number of channels	17,037	21,475	24,843	36,865	**54,491**
Promise ATMs	1,335	1,511	1,590	1,777	**1,808**
Tie-up CDs and ATMs	15,702	19,964	23,253	35,088	**52,683**
Commercial finance institutions	9,911	13,830	16,715	28,507	**46,545**
Sales finance *(shinpan)* companies	1,920	1,844	1,729	1,632	**1,581**
Distributor-affiliated credit card companies	3,435	3,769	4,048	4,207	**3,875**
Other	436	521	761	742	**682**
Intermediaries: Convenience stores*	—	5,280	5,532	5,798	**14,069**

* Started tie-ups with FamilyMart Co., Ltd., on September 21, 1998; with Lawson, Inc., on August 27, 2001; and with Three F Co., Ltd., on March 4, 2002.

Number of Customers


(Thousands)
3,000
2,500
2,000
1,500
1,000
500
0
98
99
00
01
02
Secured loans
Unsecured loans

(Thousands)

	1998/3	1999/3	2000/3	2001/3	**2002/3**
Number of customers	2,136	2,242	2,384	2,544	**2,583**
Year-on-year growth (%)	*7.2*	*5.0*	*6.3*	*6.7*	***1.5***
Unsecured loans	2,135	2,240	2,381	2,541	**2,581**
Secured loans	1	2	2	2	**2**

Number of Unsecured Loan Customers, by Gender


(At March 31, 2002)
(%)
All customers
28.3
28.2
71.8
71.7
New customers
Male
Female

(Thousands)

	1998/3	1999/3	2000/3	2001/3	**2002/3**
All customers	2,135	2,240	2,381	2,541	**2,581**
Male	1,533	1,611	1,712	1,823	**1,850**
Female	602	629	669	718	**730**
New customers	420	395	430	473	**410**
Male	312	289	311	336	**295**
Female	107	105	119	136	**115**

Number of Unsecured Loan Customers, by Age


(At March 31, 2002)
(%)
4.2
9.4
All customers
24.2
18.8
13.9
43.0
16.4
22.5
20.7
26.9
New customers
Age 20–29
Age 30–39
Age 40–49
Age 50–59
Age 60 or older

(Thousands)

	1998/3	1999/3	2000/3	2001/3	**2002/3**
All customers	2,135	2,240	2,381	2,541	**2,581**
Age 20–29	572	592	619	642	**624**
Age 30–39	541	577	622	673	**695**
Age 40–49	506	509	518	535	**533**
Age 50–59	346	381	424	468	**485**
Age 60 or older	168	178	196	221	**242**
New customers	420	395	430	473	**410**
Age 20–29	200	185	195	202	**176**
Age 30–39	94	89	95	104	**92**
Age 40–49	76	69	73	81	**67**
Age 50–59	39	41	52	65	**56**
Age 60 or older	8	9	14	20	**17**

Number of Unsecured Loan New Customers, by Annual Income


(At March 31, 2002)
(%)
7.9
14.0
6.0
9.0
22.5
16.0
24.6
Less than ¥2 million
¥2 million to less than ¥3 million
¥3 million to less than ¥4 million
¥4 million to less than ¥5 million
¥5 million to less than ¥6 million
¥6 million to less than ¥7 million
¥7 million or more

(Thousands)

	1998/3	1999/3	2000/3	2001/3	**2002/3**
New customers	420	395	430	473	**410**
Less than ¥2 million	39	42	50	60	**57**
¥2 million to less than ¥3 million	89	84	94	104	**92**
¥3 million to less than ¥4 million	106	99	107	115	**100**
¥4 million to less than ¥5 million	75	69	73	78	**65**
¥5 million to less than ¥6 million	42	38	40	44	**36**
¥6 million to less than ¥7 million	29	26	27	29	**24**
¥7 million or more	37	34	36	39	**32**

Customers with annual incomes of up to ¥7 million accounted for slightly more than 90% of all new customers. Of the 44.9 million private-sector wage earners in Japan, approximately 37.5 million fall into this income range (National Tax Administration Agency data, 2000), indicating substantial latent demand.

Consumer Loans Outstanding


(¥ billion)
1,500
1,200
900
600
300
0
98
99
00
01
02
Secured loans
Unsecured loans

(¥ million)

	1998/3	1999/3	2000/3	2001/3	**2002/3**
Consumer loans outstanding	866,633	976,613	1,100,546	1,228,026	**1,324,663**
Year-on-year growth (%)	*10.5*	*12.7*	*12.7*	*11.6*	***7.9***
Unsecured loans	858,225	967,880	1,093,725	1,220,447	**1,317,203**
Year-on-year growth (%)	*10.7*	*12.8*	*13.0*	*11.6*	***7.9***
Secured loans	8,408	8,733	6,820	7,578	**7,460**
Year-on-year growth (%)	*–7.0*	*3.9*	*–21.9*	*11.1*	***–1.6***

Unsecured Loans Outstanding, by Amount of Account


(¥ billion)
1,500
1,200
900
600
300
0
9.8%
40.0%
14.2%
59.8%
29.4%
26.0%
20.8%
98
02
Less than ¥300,000
¥300,000 to less than ¥500,000
¥500,000 to less than ¥1,000,000
¥1,000,000 to less than ¥2,000,000

(¥ million)

	1998/3	1999/3	2000/3	2001/3	**2002/3**
Unsecured loans outstanding	858,225	967,880	1,093,725	1,220,447	**1,317,203**
Less than ¥300,000	122,087	122,882	132,653	136,012	**129,644**
¥300,000 to less than ¥500,000	513,200	515,802	523,353	534,997	**526,743**
¥500,000 to less than ¥1,000,000	222,936	264,592	286,740	335,458	**387,484**
¥1,000,000 to less than ¥2,000,000	—	64,601	150,977	213,978	**273,330**

The percentage of accounts with outstanding balances greater than ¥500,000 has risen over the years due to an increase in the number of customers with superior credit ratings who have been provided with comparatively high credit lines.

Unsecured Loans Outstanding, by Interest Rate


(¥ billion)
1,500
1,200
900
600
300
0
1.0%
3.3%
15.7%
5.8%
61.0%
67.7%
4.2%
32.7%
6.6%
2.0%
98
02
29.200%
27.000%
25.550%
14.600–25.000%
Loan balance-linked rates

(¥ million)

	1998/3	1999/3	2000/3	2001/3	**2002/3**
Unsecured loans outstanding	858,225	967,880	1,093,725	1,220,447	**1,317,203**
Flat rates					
*29.200%	135,153	96,302	72,475	55,745	**43,126**
*27.000%	49,512	32,963	23,628	17,093	**12,679**
25.550%	580,961	685,357	758,304	807,886	**803,079**
25.000%	4,442	3,296	2,676	21,246	**46,439**
24.500%	—	—	—	14,006	**40,078**
23.900%	—	12,708	29,324	39,406	**51,830**
23.500%	—	—	—	6,455	**18,121**
22.995%	31,288	67,662	115,310	137,179	**156,558**
14.600–21.900%	—	21,496	51,055	88,091	**118,435**
Loan balance-linked rates					
*23.200–29.200%	25,302	18,163	14,023	10,715	**8,530**
23.725–25.550%	16,572	15,107	13,880	11,804	**9,629**
22.675–25.550%	14,588	14,008	11,847	9,849	**7,934**
Other	402	813	1,200	968	**760**

Notes: 1. * refers to discontinued products.
2. Loan balance-linked rates are applied to unsecured loans according to the amount of the loan outstanding.

Unsecured Loans Outstanding, by Area

(At March 31, 2002)
(%)


4.5
11.3
10.3
7.6
18.4
33.6
14.3
Hokkaido
Tohoku
Kanto
Chubu
Kinki
Chugoku, Shikoku
Kyushu

(¥ million)

	1998/3	1999/3	2000/3	2001/3	**2002/3**
Unsecured loans outstanding	858,225	967,880	1,093,725	1,220,447	**1,317,203**
Hokkaido	44,745	49,382	53,072	56,157	**58,823**
Tohoku	90,284	102,239	115,759	129,422	**136,177**
Kanto	266,070	304,699	347,844	396,192	**442,074**
Chubu	122,056	137,275	156,795	173,218	**188,281**
Kinki	157,481	178,294	204,026	228,954	**242,275**
Chugoku, Shikoku	65,717	73,275	82,930	93,377	**100,812**
Kyushu	111,869	122,713	133,297	143,125	**148,757**

Unsecured Loans Outstanding per Customer


(¥ thousand)
600
500
400
300
200
100
0
98
99
00
01
02

(¥ thousand)

	1998/3	1999/3	2000/3	2001/3	**2002/3**
Unsecured loans outstanding per customer	401	432	459	480	**510**

Note: Unsecured loans outstanding per customer = unsecured loans outstanding (term-end) ÷ the number of customers (term-end)

Unsecured Loans Outstanding per Branch


(¥ million)
1,000
800
600
400
200
0
98
99
00
01
02

(¥ million)

	1998/3	1999/3	2000/3	2001/3	**2002/3**
Unsecured loans outstanding per branch	855	805	841	809	**872**

Note: Unsecured loans outstanding per branch = unsecured loans outstanding (term-end) ÷ the number of unsecured loan branches (term-end)

Net Income per Employee


(¥ thousand)
20,000
15,000
10,000
5,000
0
98
99
00
01
02

	1998/3	1999/3	2000/3	2001/3	**2002/3**
Number of employees	3,482	3,692	3,847	3,844	**3,979**
Male	2,010	2,118	2,205	2,198	**2,249**
Female	1,472	1,574	1,642	1,646	**1,730**
Loans outstanding per employee (¥ million)	248	264	286	319	**332**
Net income per employee (¥ thousand)	11,105	10,881	14,878	16,524	**15,393**

Notes: 1) *Part-time, temporary, and seconded employees are not included in the above figures.*
2) Loans outstanding per employee = consumer loans outstanding (term-end) ÷ number of employees (term-end)
3) *Net income per employee = non-consolidated net income ÷ number of employees (term-end)*

At March 31, 2002, the average age of employees was 32.6 years (36.2 for males and 27.8 for females), while the average period of continuous service was 8.5 years (11.5 for males and 4.7 for females).

Actual Average Yield of Unsecured Loans


(%)
30
25
20
15
10
5
0
98
99
00
01
02

(%)

	1998/3	1999/3	2000/3	2001/3	**2002/3**
Actual average yield of unsecured loans	25.70	24.97	24.63	24.24	**23.83**

Actual Average Yield Ratio


(%)
30
25
20
15
10
5
0
98
99
00
01
02
Operating income
Financing expenses
Loan loss expenses
Other operating expenses
Actual average yield

(%)

	1998/3	1999/3	2000/3	2001/3	**2002/3**
Actual average yield of unsecured loans	25.50	24.83	24.57	24.18	**23.78**
Operating expenses	16.42	16.88	16.09	15.61	**16.88**
Financing expenses	2.95	2.59	2.51	2.39	**2.09**
Loan loss expenses	3.07	3.86	3.35	3.75	**5.94**
Other operating expenses	10.39	10.43	10.23	9.47	**8.85**
Operating income	9.07	7.94	8.47	8.57	**6.89**

Loan Losses


(¥ billion)
1,500
1,200
900
600
300
0
(%)
10
8
6
4
2
0
98
99
00
01
02
Loan losses
Consumer loans outstanding
Loan loss ratio

(¥ million)

	1998/3	1999/3	2000/3	2001/3	**2002/3**
Consumer loans outstanding	866,633	976,613	1,100,546	1,228,026	**1,324,663**
Loan losses	21,556	27,644	29,815	36,437	**55,126**
Unsecured loans	21,195	27,231	29,801	36,390	**54,948**
Secured loans	361	413	13	47	**178**
Loan loss ratio (%)	2.49	2.83	2.71	2.97	**4.16**
Expenses for loan losses	25,597	35,874	34,866	43,827	**76,627**
Provision for loan losses	25,597	35,234	34,866	43,827	**67,726**
Additional expense for loan losses	—	640	—	—	**8,900**
Collection of written-off loans	4,381	4,282	6,299	7,173	**6,419**

■Fund Procurement

Fund Procurement


(¥ billion)
1,200
1,000
800
600
400
200
0
(%)
100
80
60
40
20
0
98
99
00
01
02
Short-term fund procurement
Long-term fund procurement
Actual fixed ratio

(¥ million)

	1998/3	1999/3	2000/3	2001/3	**2002/3**
Total fund procurement (interest-bearing debt)	792,473	834,048	869,676	952,354	**1,042,619**
Short-term fund procurement	64,800	22,800	6,400	4,900	**1,300**
Ratio of short-term fund procurement (%)	8.2	2.7	0.7	0.5	**0.1**
Short-term borrowings	44,800	22,800	6,400	4,900	**1,300**
Commercial paper (CP)	20,000	—	—	—	—
Long-term fund procurement	727,673	811,248	863,276	947,454	**1,041,318**
Ratio of long-term fund procurement (%)	91.8	97.3	99.3	99.5	**99.9**
Long-term borrowings	688,742	742,317	678,276	692,454	**731,318**
Fixed interest rate	438,826	474,206	436,504	454,462	**520,303**
Variable interest rate	249,916	268,111	241,772	237,992	**211,015**
Of which, interest rate swaps and caps	—	12,840	141,720	160,600	**158,000**
Straight bonds	30,000	60,000	185,000	255,000	**310,000**
Of which, floating rate notes	—	—	10,000	20,000	**20,000**
Convertible bonds	8,930	8,930	—	—	—
Actual fixed ratio (%)	60.3	66.7	86.6	89.3	**92.9**
Average interest rate on fund procurement	2.68	2.56	2.40	2.24	**1.94**

Notes: 1) Actual fixed ratio = (long-term borrowings at fixed interest rates + long-term borrowings with interest rate swaps and caps + straight bonds + convertible bonds) ÷ total fund procurement
2) Figures include interest on bonds and commercial paper but exclude commission payments on interest rate swaps and caps.

The Company procures long-term borrowings at fixed interest rates, taking into account market interest rates. At March 31, 2002, the Company's actual fixed ratio stood at 92.9%, including corporate bonds.

Fund Procurement, by Category

(At March 31, 2002)
(%)


2.7
4.9
10.2
19.0
25.3
4.1
4.0
29.7
City banks
Regional banks
Long-term credit banks
Trust banks
Life insurance companies
Non-life insurance companies
Other
Corporate bonds and CP

(¥ million)

	1998/3	1999/3	2000/3	2001/3	**2002/3**
Total fund procurement (interest-bearing debt)	792,473	834,048	869,676	952,354	**1,042,619**
Total borrowings	733,542	765,117	684,676	697,354	**732,618**
City banks	25,745	20,447	15,460	18,719	**28,362**
Regional banks	40,590	45,274	33,104	34,575	**50,909**
Long-term credit banks	104,948	108,224	105,204	105,204	**106,832**
Trust banks	196,185	210,907	214,783	209,308	**198,093**
Non-Japanese banks	24,000	29,000	2,260	23,940	**22,200**
Credit associations	2,000	2,000	1,520	2,620	**5,500**
Prefectural credit federations of agricultural cooperatives	—	—	—	—	**3,000**
Life insurance companies	286,955	287,588	263,327	256,390	**263,553**
Non-life insurance companies	52,419	58,477	46,678	43,578	**43,233**
Leasing, finance, and other companies	700	3,200	2,340	3,020	**10,936**
Corporate bonds and other	58,930	68,930	185,000	255,000	**310,000**
Straight bonds	30,000	60,000	185,000	255,000	**310,000**
Convertible bonds	8,930	8,930	—	—	—
Commercial paper (CP)	20,000	—	—	—	—

Since 1996, the Company has issued corporate bonds and commercial paper to diversify its fund procurement sources. At March 31, 2002, corporate bonds and CP as a percentage of total fund procurement was 29.7%.

■Bond Issues (As of March 31, 2002)

Type	Date Issued	Face Amount (¥ million)	Maturity Date	Coupon Rate (%)	Rating	Purpose
Straight bonds	June 26, 1997	10,000	June 26, 2002	2.60	AA– (R&I)	Equipment funding and other
Straight bonds	Nov. 25, 1997	10,000	Nov. 25, 2002	2.00	AA– (R&I)	Equipment funding and other
Straight bonds	Dec. 4, 1998	10,000	Dec. 4, 2002	2.05	A+ (R&I)	Equipment funding and other
Straight bonds	May 12, 1999	20,000	May 12, 2004	2.03	A+ (R&I)	Tax funding
Straight bonds	May 26, 1999	10,000	May 26, 2004	1.79	A+ (R&I)	Tax funding and other
Straight bonds	June 17, 1999	10,000	June 17, 2003	1.40	A+ (R&I)	Equipment funding and other
Straight bonds	July 7, 1999	10,000	July 7, 2005	2.27	A+ (R&I)	Consumer loans funding
Straight bonds	July 28, 1999	20,000	July 28, 2006	2.51	A+ (R&I)	Consumer loans funding
Straight bonds	Sept. 13, 1999	20,000	Sept. 12, 2003	1.90	A (R&I)	Consumer loans funding
Straight bonds	Nov. 10, 1999	10,000	Nov. 10, 2009	2.95	A (R&I)	Consumer loans funding
Straight bonds	Feb. 15, 2000	15,000	Feb. 15, 2010	2.56	A (R&I) AA– (JCR)	Consumer loans funding
Straight bonds	Mar. 22, 2000	10,000	Mar. 22, 2005	Floating rate note (Six-month yen LIBOR+0.5%)	A (R&I) AA– (JCR)	Consumer loans funding
Straight bonds	Apr. 26, 2000	10,000	Apr. 25, 2008	2.27	A (R&I) AA– (JCR)	Consumer loans funding
Straight bonds	May 31, 2000	10,000	June 1, 2012	2.90	A (R&I) AA– (JCR)	Consumer loans funding
Straight bonds	June 14, 2000	20,000	June 14, 2007	2.04	A (R&I) AA– (JCR)	Consumer loans funding
Straight bonds	Oct. 6, 2000	10,000	Oct. 6, 2005	2.08	A (R&I) AA– (JCR)	Consumer loans funding
Straight bonds	Nov. 21, 2000	10,000	Nov. 21, 2005	Floating rate note (Six-month yen LIBOR+0.75%)	A (R&I) AA– (JCR)	Consumer loans funding
Straight bonds	Feb. 1, 2001	10,000	Feb. 1, 2005	1.75	A (R&I) AA– (JCR)	Consumer loans funding
Straight bonds	Apr. 25, 2001	10,000	Apr. 25, 2006	1.70	A (R&I) AA– (JCR)	Consumer loans funding
Straight bonds	June 13, 2001	10,000	June 13, 2008	1.74	A (R&I) AA– (JCR)	Consumer loans funding
Straight bonds	Aug. 10, 2001	15,000	Aug. 10, 2006	1.20	A (R&I) AA– (JCR)	Consumer loans funding
Straight bonds	Sep. 26, 2001	10,000	Sep. 26, 2008	1.63	A (R&I) AA– (JCR)	Consumer loans funding
Straight bonds	Oct. 23, 2001	20,000	Oct. 23, 2007	1.40	A (R&I) AA– (JCR)	Consumer loans funding
Straight bonds	Dec. 11, 2001	20,000	Dec. 9, 2005	0.92	A (R&I) AA– (JCR)	Consumer loans funding

Note: Ratings are those published by R&I (Rating and Investment Information, Inc.) and JCR (Japan Credit Rating Agency, Ltd.) and are as of the respective date issued.

[Ratings of Promise] (As of March 31, 2002)

	Long-Term Bond	Short-Term Bond
Rating and Investment Information, Inc.	A	a–1
Japan Credit Rating Agency, Ltd.	AA–	J–1+
Standard & Poor's Corporation	BBB+	A–2
Moody's Investors Service, Inc.	Baa1	—

■Industry Data

New Consumer Credit, by Type of Lender

(¥100 million, %)

	1996/12	YOY	1997/12	YOY	1998/12	YOY	1999/12	YOY	**2000/12**	**YOY**
Consumer credit	756,177	3.8	765,205	1.2	760,811	-0.6	731,252	-3.9	**735,868**	**0.6**
Sales on credit	322,020	7.1	330,416	2.6	330,469	0.0	332,667	0.7	**346,490**	**4.2**
Consumer finance	434,157	1.4	434,789	0.1	430,342	-1.0	398,585	-7.4	**389,378**	**-2.3**
Of which, consumer loans	220,522	4.6	230,077	4.3	232,100	0.9	228,669	-1.5	**236,050**	**3.2**
Commercial finance institutions	58,544	-7.1	55,521	-5.2	49,343	-11.1	39,788	-19.4	**41,126**	**3.4**
Consumer finance companies (including Promise)	75,886	14.8	83,550	10.1	91,404	9.4	94,966	3.9	**99,811**	**5.1**
Sales finance *(shinpan)* companies	38,784	4.8	39,553	2.0	37,285	-5.7	38,733	3.9	**39,768**	**2.7**
Bank-affiliated credit card companies	28,151	5.0	29,925	6.3	31,294	4.6	31,614	1.0	**31,526**	**-0.3**
Distributor-affiliated credit card companies	9,770	10.4	11,763	20.4	12,849	9.2	13,609	5.9	**13,823**	**1.6**
Others	9,387	3.0	9,765	4.0	9,925	1.6	9,959	0.3	**9,996**	**0.4**

Note: "YOY" stands for year-on-year percentage increase or decrease.
Source: Japan Credit Industry Association, *Japan Credit Industry Statistics 2002*

Consumer Credit Outstanding, by Type of Lender

(¥100 million, %)

	1996/12	YOY	1997/12	YOY	1998/12	YOY	1999/12	YOY	**2000/12**	**YOY**
Consumer credit	752,407	0.6	743,335	-1.2	709,823	-4.5	668,243	-5.9	**652,247**	**-2.4**
Sales on credit	182,892	3.2	182,621	-0.1	171,535	-6.1	163,518	-4.7	**159,639**	**-2.4**
Consumer finance	569,515	-0.2	560,714	-1.5	538,288	-4.0	504,725	-6.2	**492,608**	**-8.5**
Of which, consumer loans	374,035	0.5	372,867	-0.3	355,959	-4.5	351,211	-1.3	**356,620**	**1.5**
Commercial finance institutions	262,502	-3.7	251,897	-4.0	231,478	-8.1	217,957	-5.8	**210,091**	**-3.6**
Consumer finance companies (including Promise)	59,634	14.5	65,179	9.3	71,371	9.5	78,586	10.1	**88,489**	**12.6**
Sales finance *(shinpan)* companies	34,968	9.9	37,278	6.6	33,387	-10.4	33,995	1.8	**36,317**	**6.8**
Bank-affiliated credit card companies	6,910	7.4	7,477	8.2	7,848	5.0	8,335	6.2	**8,730**	**4.7**
Distributor-affiliated credit card companies	5,415	11.9	6,173	14.0	6,953	12.6	7,433	6.9	**8,342**	**12.2**
Others	4,606	5.4	4,863	5.6	4,922	1.2	4,905	-0.3	**4,651**	**-5.2**

Note: "YOY" stands for year-on-year percentage increase or decrease.
Source: Japan Credit Industry Association, *Japan Credit Industry Statistics 2002*

New Consumer Credit, by Type of Lender


(¥ trillion)
40
30
20
10
0
96
97
98
99
00
Others
Distributor-affiliated credit card companies
Bank-affiliated credit card companies
Sales finance (shinpan) companies
Consumer finance companies (including Promise)
Commercial finance institutions

Consumer Credit Outstanding, by Type of Lender


(¥ trillion)
40
30
20
10
0
96
97
98
99
00
Others
Distributor-affiliated credit card companies
Bank-affiliated credit card companies
Sales finance (shinpan) companies
Consumer finance companies (including Promise)
Commercial finance institutions

Overview

During the fiscal year ended March 31, 2002, the Japanese economy slipped further into recession, owing in part to a decelerated world economy. As a result of these and other circumstances, Japan's exports and industrial production experienced further substantial declines and corporate profits came under increased pressure. The unemployment rate rose above 5%, the highest level reported to date, and the average price on the Tokyo Stock Exchange dropped to the lowest levels since the bursting of Japan's bubble economy. In addition, personal consumption remained stagnant and deflationary pressures increased. All of these factors led to negative growth in Japan's GDP and created a severe economic environment. On the other hand, use of the Internet and broadband communications expanded rapidly, and several Internet-based banks went into full-scale operations. As a consequence, e-commerce increasingly became a part of our daily lives, and signs emerged that it would bring major changes in future customer transactions.

Confronting these developments, Promise and its consolidated subsidiaries worked to use the resources of the entire Group more efficiently to respond flexibly to the severe conditions in the operating environment and build a strong management base. As a result, total operating income increased, but credit losses rose, as the number of personal bankruptcies expanded along with the deterioration in the employment situation, and legal settlements of claims rose at a faster pace than expected. To deal with these developments, Promise increased its allowance for credit losses, thus resulting in the Company's first decline in profitability since it listed its shares.

Results of Operations

Total Operating Income

Consolidated total operating income during the year under review increased 9.7%, to ¥394.5 billion. Of this total, income from financial service activities advanced 10.1%, to ¥377.3 billion, thus making the largest contribution to the rise in operating income. Interest on consumer loans, which accounts for most of this income, was up 10.7%, to ¥362.8 billion. The percentage of income from this source increased 0.8 percentage point, to 92.0%. An analysis of operating income is as follows.

The rise in interest on consumer loans was in response to a higher balance of consumer loans outstanding. Additional factors accounting for the increase included a quantitative expansion in the number of service outlets and qualitative improvements in service delivery systems.

Looking first at service outlets, we added a net 30 operating offices during the fiscal year, bringing the total to 1,785 at fiscal year-end, resulting in an increase in the number of opportunities to provide services to our customers. We also added a net 6 automated contract machines, bringing the total to 1,651, and a net 26 automated cash-handling machines (cash dispensers and ATMs), thus increasing the total to 2,208.

Looking next at qualitative improvements in our services, we took steps to upgrade our service delivery systems. For example, beginning in July 2001 we put our "Navigation System" into full operation, which offers advice tailored to individual customers regarding the best loan products and repayment plans for their needs. In addition, in November 2001 we merged our call center functions and Internet functions to establish a comprehensive service center. With this new system, customers can make a "one-stop phone call" to access the full range of our services—from responses to their questions to advice on repayment.

As a consequence of the aforementioned initiatives and other factors, the number of customer accounts rose 3.3% over the previous fiscal year, to 3.2 million, and the balance of consumer loans outstanding was up 8.8%. The weighted average contracted interest rate charged on the balance of consumer loans outstanding declined 13 basis points, to 25.35%. The principal reason for this drop was the decline in average contractual interest rates on unsecured consumer loans. Even though this decline in the average contractual interest rate acted to reduce operating income during the fiscal year, the rise in consumer loans outstanding was greater, thus leading to an overall increase in interest on consumer loans.

Sales of merchandise declined 2.6%, to ¥12.3 billion, because of a drop in automobile sales of an overseas subsidiary. Other operating income increased 1.3%, to ¥19.4 billion. This was due to an increase in revenues of PAL Corporation Ltd. and Net Future Co., Ltd.

Operating Expenses and Other Income (Expenses)

Consolidated operating expenses rose 20.6%, or ¥47.8 billion, from the previous fiscal year, to ¥280.0 billion. As a result, operating profit declined 10.1%, to ¥114.5 billion, and the operating profit ratio fell 6.4 percentage points, to 29.0%. The principal factor accounting for

Total Operating Income


(¥ billion)
(Years ended March 31)
400
350
300
250
200
150
100
50
0
98
99
00
01
02

Net Income


(¥ billion)
(Years ended March 31)
80
70
60
50
40
30
20
10
0
98
99
00
01
02

Consumer Loans Outstanding


(¥ billion)
(Years ended March 31)
2,000
1,500
1,000
500
0
98
99
00
01
02

the rise in operating expenses was the increase in credit losses including provision for uncollectable loans of ¥41.0 billion. This was due to the rise in nonperforming loans accompanying the deterioration in the employment situation. The composition of operating expense items was as follows.

Financial expenses declined 6.9%, to ¥24.9 billion. This decrease, despite an increase in interest-bearing debt, was due to lower funding costs. The average funding rate fell from 2.43% in the previous fiscal year to 2.10%. This fall was the result of a shift from higher-cost bank loans and an increase in the percentage of direct funding from capital markets, including bond issues. The cost of sales decreased 4.4%, to ¥10.6 billion, paralleling the drop in sales.

General and administrative expenses rose ¥9.1 billion, or 6.6%, to ¥147.5 billion. One of the factors accounting for this increase was the consolidation of two additional companies. By expense item, the principal cause of the increase was personnel expenses, including salaries of employees. Also accounting for some of the increase were higher advertising and promotion costs, rents, and fees paid. The rise in fees paid was primarily due to expenses incurred in connection with the development of computer systems to increase the quality of services and expenses for customer information introduction fees. Credit losses including provision for uncollectable loans rose 73.2% from the previous year, to ¥97.0 billion.

Total other expenses, net, posted a marked decline from ¥20.0 billion in the previous fiscal year to ¥2.2 billion for the fiscal year under review. The principal cause of this decline was a drop in net loss on sales or disposal of property and equipment, which fell from ¥18.2 billion in the previous year to ¥1.1 billion. Other expense items in the previous fiscal year included the amortization of deferred charge related to the issuance of new shares amounting to ¥1.0 billion (nil in the fiscal year under review) and an impairment loss on deposits for a golf club membership of ¥1.1 billion (compared with an impairment of ¥200 million for the year under review). The absence or decline of such items contributed to profitability during the year under review.

As a result of the foregoing factors, income before income taxes rose 4.6%, to ¥112.3 billion. The ratio of income taxes to income before income taxes increased slightly from 39.6% to 44.0%, but both figures are close to the legal tax rate in Japan of 42%. As a consequence, net income declined 2.9%, to ¥62.9 billion, and the ratio of net income to total operating income was down 2.0 percentage points, to 16.0%. Return on equity declined 2.1 percentage points, to 11.5%.

Financial Condition

The total assets of the Promise Group rose ¥154.4 billion, or 9.2%, to ¥1,833.8 billion. A portion of this increase, as well as the increase in liabilities described below, was due to the expansion of the scope of consolidation to include two additional companies. Current assets of the Promise Group increased ¥138.0 billion, or 8.8%, to ¥1,703.2 billion. Of this total, consumer loans outstanding expanded ¥124.6 billion and accounted for approximately 81% of the rise in total assets. Among other assets, cash and cash equivalents increased ¥20.4 billion; deferred tax assets (in both current assets and investments and advances) rose ¥18.0 billion; and investments in securities—undertaken primarily to strengthen the Company's business portfolio (investments in securities and in non-consolidated subsidiaries and affiliates)—increased ¥7.4 billion.

Total consolidated liabilities increased ¥97.0 billion, or 8.4%, to ¥1,258.9 billion. Current liabilities decreased ¥14.4 billion, to ¥340.2 billion. On the other hand, long-term liabilities rose ¥111.4 billion, to ¥918.7 billion. Short-term interest-bearing debt, net, dropped ¥44.6 billion, but long-term interest-bearing debt, net, posted a gain of ¥115.2 billion. As a result, the current ratio improved approximately 60.0 percentage points, to 500.7%. Total short-term and long-term interest-bearing debt rose ¥70.6 billion on a net basis, to ¥1,164.9 billion.

Shareholders' equity increased 11.1%, to ¥574.9 billion, reflecting an increase in retained earnings from net income and a rise in additional paid-in capital accompanying the issuance of new shares. The issue of new shares was in connection with the exchange of shares, as provided for under the Japanese Commercial Code, for the acquisition of Sun Life. As a result of this acquisition, Sun Life became a wholly owned subsidiary of Promise and was consolidated with the parent beginning with the fiscal year under review.

The Company's debt-to-equity ratio declined 9.0 percentage points, to 202.6%, while the equity ratio increased 0.5 percentage point, to 31.3%. As a consequence of these various factors, the liquidity position and capital structure both showed improvement over the end of the previous fiscal year.

Total Assets


(¥ billion)
(Years ended March 31)
2,000
1,500
1,000
500
0
98
99
00
01
02
Fixed assets
Current assets

Total Assets Turnover


(Times)
(Years ended March 31)
0.4
0.3
0.2
0.1
0.0
98
99
00
01
02

ROA


(%)
(Years ended March 31)
6
5
4
3
2
1
0
98
99
00
01
02

Consumer Loans Outstanding and the Allowance for Credit Losses

Consumer loans outstanding expanded 8.8% over the previous fiscal year-end, to ¥1,543.3 billion. The ratio of consumer loans to consumer loans outstanding expanded 0.1 percentage point, to 99.8%. The ratio of unsecured loans to consumer loans outstanding rose 0.2 percentage point, to 99.3%. The balance of loans made under revolving credit contracts accounted for 99.6% of consumer loans outstanding, representing a 0.1-percentage-point rise from the previous fiscal year-end. On the other hand, consumer loans outstanding due in more than one year declined from 0.4% to 0.1%. The unused portion of revolving credit facilities stood at ¥427.7 billion at fiscal year-end. The amount of consumer loans outstanding classified as nonperforming at the end of the fiscal year was ¥50.6 billion, ¥11.6 billion higher than at the end of the previous fiscal year. The coverage ratio for the Company's loan portfolio (defined as the allowance for credit losses divided by the balance of consumer loans outstanding) was increased 1.3 percentage points, to 5.6%, in view of the rising incidence of nonperforming exposure. The increase in nonperforming loans reflects the higher number of individuals filing for personal bankruptcy, accompanying the rise in the unemployment ratio, and the increase in the use of legal procedures for dealing with disputes regarding monetary claims. Credit losses written off for the year under review amounted to ¥72.3 billion, ¥23.5 billion higher than in the previous fiscal year.

Capital Expenditures

Capital expenditures during the year under review amounted to ¥6.6 billion, compared with ¥6.9 billion for the previous fiscal year. The bulk of this amount was for IT-related investments required for conducting the Company's financial services business operations and went for setting up new offices and automated contract machines or relocating existing offices and facilities. The funds used for these investments were derived from the Company's own funds or from borrowings. The number of offices and related information were mentioned previously.

Fund-Raising

The Company is actively engaged in ensuring that it has diversified and stable funding sources, while also aggressively introducing new funding schemes, such as commitment facilities. Interest-bearing debt at the end of the fiscal year under review, including borrowings from financial institutions, was ¥1,164.9 billion. Of this total, 27.2% was raised through the issuance of corporate bonds and commercial paper (CP). At the end of the fiscal year, the balance of unsecured straight bonds outstanding amounted to ¥312.0 billion, ¥55.0 billion higher than at the end of the previous fiscal year. This total includes ¥85.0 billion raised during the fiscal year under review. In addition, the Company also raises funds through the issuance of CP and had ¥6.8 billion outstanding at fiscal year-end, ¥3.5 billion less than at the end of the previous fiscal year. The average interest rate on bonds and CP was 1.80%, versus 1.96% for the previous fiscal year.

For fund-raising from financial institutions, Promise (the parent company) has a basic policy of preparing for any future fluctuations in interest rates by borrowing mainly long-term funds from stable sources at the long-term prime rate and increasing the percentage of borrowings at fixed rates. For borrowings with floating rates, Promise uses derivatives, such as interest rate swaps and caps to reduce the risk of future interest rate fluctuations. The contractual amount of interest rate swaps and caps at the end of the fiscal year under review was ¥1,685 billion. The total outstanding short-term and long-term borrowings from financial institutions at year-end amounted to ¥846.1 billion, ¥19.1 billion higher than at the end of the previous fiscal year. The average interest rate on these borrowings was 2.22%, versus 2.59% for the previous fiscal year.

In addition to the above sources, Promise has arranged for overdraft facilities and commitment lines to increase its flexibility in fund-raising. The unused portion of these facilities at fiscal year-end was ¥139.4 billion.

Cash Flows

Cash flows from operating activities were not sufficient to cover the Company's need for the conduct of operations. The shortfall in operating cash flow and funds for capital investment and cash dividends was covered by borrowings. As a result of the raising of sufficient funds, cash and cash equivalents at the end of the fiscal year amounted to ¥124.4 billion, an increase of ¥20.4 billion from the beginning of the fiscal year. Cash and cash equivalents for the year under review were as follows.

Net cash used in operating activities was ¥7.1 billion, representing a ¥24.4 billion improvement from the previous fiscal year. The principal reasons for this improved cash flow position were: (1) a ¥21.8 billion

ROE


(%)
(Years ended March 31)
40
30
20
10
0
98
99
00
01
02

Shareholders' Equity/Equity Ratio


(¥ billion)
(Years ended March 31)
(%)
600
500
400
300
200
100
0
35
30
25
20
15
10
5
0
98
99
00
01
02
Total shareholders' equity
Shareholders' equity ratio

Interest-Bearing Debt/Debt-to-Equity Ratio


(¥ billion)
(Years ended March 31)
(%)
1,200
1,000
800
600
400
200
0
5
4
3
2
1
0
98
99
00
01
02
Interest-bearing debt
Debt-to-equity ratio

improvement in the sum of income before income taxes and adjustments for depreciation and amortization and the provision for credit losses on consumer loans outstanding and (2) an improvement of ¥33.8 billion, owing to lower commitments to consumer loans outstanding. However, these improvements were partially offset by: (1) a decline in the net loss on sales or disposal of property and equipment (which is an expense item similar to depreciation and requires no cash outflow) of ¥17.2 billion and (2) a shift in the direction of notes and accounts receivable, from a decline for the previous fiscal year to an increase for the fiscal year under review, thus requiring an additional ¥12.7 billion in cash.

Net cash used in investing activities rose ¥3.4 billion, to ¥13.1 billion, compared with the previous fiscal year. This was due primarily to an increase in payments for purchase of investment securities of ¥12.9 billion, due mainly to the acquisition of ¥13.3 billion in preferred securities and the underwriting of a third-party allocation of shares by MOBIT, amounting to ¥5.0 billion. This increase in payments for the purchase of investment securities was partially offset by a decline of ¥5.8 billion in net cash used for loans.

Net cash provided by financing activities rose ¥24.9 billion, to ¥39.9 billion. This was mainly due to a net increase (after deduction of repayments) in fund-raising of ¥20.7 billion, including short-term and long-term borrowings, CP, and bonds. The Company reported a ¥2.9 billion cash outlay for purchases of treasury stock for use in its stock option program, but no such purchases were made during the fiscal year under review.

Dividend Policy

The Company believes that returning a portion of profits to shareholders is an issue of the highest priority. Therefore, while expanding retained earnings and strengthening its financial position, the Company is working to improve its performance through the active expansion of its activities and aims at all times to respond to the expectations of shareholders for returns on their investments. The Company's policy regarding retained earnings is to place emphasis on employing these funds for capital investments in new facilities and the expansion of facilities that will strengthen competitiveness. Key areas for capital investment include the expansion of service delivery channels and other uses of these funds that will lead to the application of increasingly sophisticated IT.

Based on these policies, the Company will increase its annual cash dividend by ¥10, to ¥100 per common share. This includes a commemorative dividend of ¥10. As a consequence, the Company's dividend payout ratio will rise 2.8 percentage points, to 20.4%, and the ratio of dividends to shareholders' equity will increase 0.1 percentage point, to 2.3%.

Business Outlook and Forecasts for Performance

The outlook on the Japanese economy is for continued difficult conditions for the foreseeable future despite the appearance of signs of a bottoming out in certain sectors. Therefore, conditions warrant continued close monitoring. Amid this environment, as a result of pressures on corporate profits and employment adjustments, the number of customers who have lost their jobs and do not have funds to repay their loans is increasing. Concern is therefore rising sharply that the consumer finance industry in Japan will experience an increase in nonperforming loans.

Given this market outlook, the parent company, which is the core company in the Promise Group, has made the decision to implement a Groupwide program of structural reforms to ensure the Group's competitiveness. Also, as a structural reform of the Group organization, the regional office system has been abolished and replaced in April 2002 by two operating headquarters, one for eastern and the other for western Japan. Under this new operational system, the Company will structurally reform its business activities with the aims of "concentrating" its business infrastructure for greater efficiency while "diversifying" its service capabilities. The goal of these reforms will be to create a more powerful corporate structure that can adapt to market conditions and continue to generate stable earnings.

For the fiscal year ending March 31, 2003, the Company is forecasting a 5.2% rise in total operating income on a consolidated basis, to ¥415.2 billion, and a 13.5% increase in net income, to ¥71.5 billion. These forecasts are judgments prepared by the Promise Group based on information available at the time these estimates were made and are subject to latent risks and uncertainties. Accordingly, if the various factors that are the basis for these forecasts differ from the assumptions made by the Group, actual performance may differ substantially from these forecasts.

Cash Dividends per Share


(¥)
(Years ended March 31)
100
80
60
40
20
0
98
99
00
01
02

Net Income per Share


(¥)
(Years ended March 31)
600
500
400
300
200
100
0
98
99
00
01
02

Shareholders' Equity per Share


(¥)
(Years ended March 31)
5,000
4,000
3,000
2,000
1,000
0
98
99
00
01
02

(As of June 25, 2002)

Directors

Chairman	Masaaki Uchino	
President	Hiroki Jinnai	Chief Executive Officer
Senior Managing Directors	Shunji Kosugi	Administration and Industry-Related Activities
	Hideshige Tsukamoto	Senior Executive Officer, Marketing Administration Div.
Managing Directors	Isao Takeuchi	Senior Executive Officer, Corporate Communications Dept., Compliance Dept., Treasury and Accounting Div.
	Teruaki Watanabe	Senior Executive Officer, Personnel and General Affairs Div.
	Tsutomu Kasori	Senior Executive Officer, Corporate Planning Dept.

Corporate Auditors

Kazuyuki Furukawa
Hidetsugu Iriyama
Kazuo Nagasawa

Corporate Executive Officers

Chief Executive Officer	Hiroki Jinnai	
Senior Executive Officers	Hideshige Tsukamoto	Marketing Administration Div.
	Isao Takeuchi	Corporate Communications Dept., Compliance Dept., Treasury and Accounting Div.
	Yukio Yoshida	Eastern Area Marketing Div.
	Hiroshi Obata	IT Div.
	Teruaki Watanabe	Personnel and General Affairs Div.
	Yasuhisa Ichikawa	Western Area Marketing Div.
	Tsutomu Kasori	Corporate Planning Dept.
Executive Officers	Tadanobu Sato	CR Center, Legal Center (Eastern Area Marketing Div.)
	Nobuo Kato	CR Center, Legal Center (Western Area Marketing Div.)
	Takeshi Hirai	Promise Call, ST Center (Eastern Area Marketing Div.)
	Hirotada Otohiro	Inspection Dept., Compliance Dept.
	Shuichi Suzuki	Corporate Planning Dept.
	Masayuki Fujihara	Accounting Dept. (Treasury and Accounting Div.)
	Naohisa Tonami	Legal Dept. (Personnel and General Affairs Div.)
	Yukihiro Suzuki	Promise Call, ST Center (Western Area Marketing Div.)
	Takashi Houjou	IT Planning Dept. (IT Div.)
	Yasuyuki Ishida	Marketing Planning Dept. (Marketing Administration Div.)
	Tetsu Suzuki	General Affairs Dept. (Personnel and General Affairs Div.), Customer Relationship Dept.
	Yoshiyuki Tateishi	Corporate Communications Dept.

(As of April 1, 2002)



General Meeting of Shareholders
Board of Auditors
Board of Directors
Executive Conference
Chairman
Corporate Communications Dept.
President
Inspection Dept.
Compliance Dept.
Customer Relationship Dept.
Corporate Planning Dept.
ST Center= Strategical Terminal Center (Reception center for new customers through automated contract machines)
CR Center= Collection & Research Center
Treasury Dept.
Accounting Dept.
Personnel Dept.
General Affairs Dept.
Staff Training Dept.
Legal Dept.
IT Div.
IT Planning Dept.
IT Operation Dept.
Marketing Administration Div.
Marketing Planning Dept.
Marketing Development Dept.
Advertising Dept.
Marketing System Dept.
Western Area Marketing Div.
ST Center
Promise Call
CR Center
Legal Center
Area
Branches
Support Centers
Eastern Area Marketing Div.
ST Center
Promise Call
CR Center
Legal Center
Area
Branches
Support Centers

Financial Section

Contents

Six-Year Summary (Consolidated Basis)

Promise Co., Ltd. and Consolidated Subsidiaries
Years ended March 31

	Millions of Yen					
	2002	2001	2000	1999	1998	1997
Results of Operations:						
Interest on consumer loans	**¥ 362,760**	¥ 327,821	¥ 271,743	¥ 244,570	¥ 224,079	¥ 201,026
Other operating income	**19,449**	19,199	15,202	11,513	9,961	9,149
Total operating income	**394,495**	359,641	300,724	271,054	253,086	225,009
Financial expenses	**24,868**	26,714	23,932	23,108	23,752	25,201
General and administrative expenses	**147,493**	138,407	118,073	106,914	95,204	85,570
Credit losses including provision for uncollectible loans	**96,996**	55,990	40,483	40,764	28,751	22,379
Total operating expenses	**279,977**	232,223	194,697	183,700	164,692	146,186
Operating profit	**114,518**	127,418	106,027	87,354	88,394	78,823
Income before income taxes	**112,308**	107,392	103,201	84,561	83,852	75,152
Net income	**62,941**	64,845	58,572	40,632	38,941	35,124
Financial Position:						
Consumer loans receivable: Principal	**¥1,543,288**	¥1,418,656	¥1,159,253	¥1,025,452	¥ 913,564	¥ 821,857
Allowance for credit losses	**87,213**	61,349	44,411	39,112	30,244	25,016
Total current assets	**1,703,180**	1,565,165	1,354,961	1,234,842	1,095,008	954,833
Total investments and advances	**70,304**	54,644	48,288	38,897	32,663	34,324
Property and equipment, net	**45,371**	44,354	59,907	61,042	60,131	59,004
Fixed leasehold deposits	**14,922**	15,231	13,166	13,509	13,247	11,712
Total assets	**1,833,777**	1,679,394	1,477,849	1,350,496	1,201,075	1,059,873
Short-term borrowings and current portion of long-term debt	**265,958**	305,114	287,781	316,953	294,515	252,041
Total current liabilities	**340,165**	354,540	339,370	365,035	341,826	300,834
Long-term debt	**898,915**	789,160	682,817	599,635	568,666	500,550
Total long-term liabilities	**918,746**	807,350	700,388	616,849	586,195	519,403
Total shareholders' equity	**574,866**	517,504	438,091	364,315	268,868	235,300
Other Financial Data and Indicators:						
Depreciation and amortization	**8,611**	9,266	9,547	8,523	7,779	6,183
Ratio of non-consolidated to consolidated operating income (Times)	**1.24**	1.22	1.13	1.13	1.14	1.13
Ratio of non-consolidated to consolidated net income (Times)	**1.02**	1.02	1.02	1.01	1.00	1.01
Return on equity (ROE) (%)	**11.52**	13.57	14.59	12.83	15.44	15.90
Return on assets (ROA) (%)	**3.58**	4.10	4.14	3.18	3.44	3.49
Amount per Share (Yen):						
Net income, basic	**¥ 504.78**	¥ 525.02	¥ 486.92	¥ 346.59	¥ 359.31	¥ 324.08
Cash dividends	**100.00**	90.00	80.00	65.00	63.00	60.00

1. Prior to fiscal 1998, consolidated adjustment account amortization was accounted for as an adjustment to income before income taxes. However, subsequent to a revision of the regulations governing consolidated financial statements, from fiscal 1998 this amount has been included under other income (expenses). The relevant amount for fiscal 1997 was ¥141 million. However, there has been no restatement of figures for this fiscal year.
2. Prior to fiscal 1998, the consolidated adjustment account was included as a separate item under long-term liabilities. However, subsequent to a revision of the regulations governing consolidated financial statements, from fiscal 1998 the relevant amount has been included in the figure for long-term liabilities. The relevant amount for fiscal 1997 was ¥97 million. However, there has been no restatement of figures for this fiscal year.
3. Depreciation and amortization on the consolidated statements of cash flows excludes new common stock issue expense and amortization expenses.
4. Net income, basic, per share has been restated to conform with International Accounting Standards' Accounting Principles Board Opinion No. 15 (APB-15), "Earnings per Share."

Six-Year Summary (Non-Consolidated Basis)

Promise Co., Ltd.
Years ended March 31

	Millions of Yen					
	2002	2001	2000	1999	1998	1997
Results of Operations:						
Interest on consumer loans	**¥ 306,847**	¥ 282,664	¥ 256,414	¥ 230,583	¥ 212,314	¥191,401
Other operating income	**9,400**	10,110	8,585	7,740	8,016	7,496
Total operating income	**316,247**	292,774	264,999	238,323	220,330	198,897
Financial expenses	**21,179**	22,069	21,298	20,882	22,064	23,673
General and administrative expenses	**114,276**	110,700	106,496	96,853	86,529	78,005
Credit losses including provision for uncollectible loans	**76,627**	43,827	34,866	35,874	25,597	20,305
Total operating expenses	**212,082**	176,596	162,660	153,609	134,190	121,983
Operating profit	**104,165**	116,178	102,339	84,714	86,140	76,914
Income before income taxes	**106,423**	101,853	100,303	82,971	82,423	73,876
Net income	**61,250**	63,521	57,238	40,175	38,668	34,690
Financial Position:						
Consumer loans receivable: Principal	**¥1,324,663**	¥1,228,026	¥1,100,546	¥ 976,614	¥ 866,634	¥784,201
Allowance for credit losses	**68,000**	46,500	39,110	35,170	27,790	23,750
Total current assets	**1,529,481**	1,381,819	1,228,030	1,132,240	1,005,394	883,571
Total investments and advances	**98,302**	77,582	54,522	42,269	35,895	37,455
Property and equipment, net	**30,305**	31,886	58,220	59,496	58,323	57,877
Fixed leasehold deposits	**12,393**	12,632	12,344	12,491	12,273	10,767
Total assets	**1,670,481**	1,503,919	1,354,079	1,248,422	1,111,885	989,670
Short-term borrowings and current portion of long-term debt	**221,217**	245,107	231,414	267,924	258,198	226,975
Total current liabilities	**279,035**	279,881	269,247	305,872	295,195	260,411
Long-term debt	**821,402**	707,247	638,262	566,124	534,275	479,137
Total long-term liabilities	**838,557**	722,706	654,575	583,236	551,674	497,900
Total shareholders' equity	**552,889**	501,332	430,257	359,314	265,016	231,359
Other Financial Data:						
Credit losses written off	**55,126**	36,437	29,815	27,644	21,556	17,405
Return on equity (ROE) (%)	**11.62**	13.63	14.50	12.87	15.58	15.98
Return on assets (ROA) (%)	**3.85**	4.44	4.40	3.40	3.68	3.68
Amount per Share (Yen):						
Net income, basic	**¥ 491.09**	¥ 513.24	¥ 475.84	¥ 342.69	¥ 356.78	¥ 320.08
Shareholders' equity	**4,401.48**	4,019.80	3,538.37	3,003.91	2,439.95	2,348.15
Payout ratio (%)	**20.40**	17.55	16.91	19.35	16.92	17.04

Net income, basic, per share has been restated to conform with International Accounting Standards' Accounting Principles Board Opinion No. 15 (APB-15), "Earnings per Share."

Consolidated Balance Sheets

Promise Co., Ltd. and Consolidated Subsidiaries
March 31, 2002 and 2001

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2002	2001	**2002**
ASSETS			
Current assets:			
Cash and cash equivalents (Note 4)	**¥ 124,390**	¥ 103,968	**$ 933,505**
Time deposits (Note 12)	**7,344**	9,572	**55,114**
Receivables and consumer loans:			
Notes and accounts receivable (Notes 5 and 12)	**53,654**	52,293	**402,660**
Consumer loans receivable (Notes 6 and 12):			
Principal	**1,543,288**	1,418,656	**11,581,901**
Accrued interest income	**15,734**	13,259	**118,075**
Less: Allowance for credit losses (Note 7)	**(86,667)**	(61,138)	**(650,410)**
	1,526,009	1,423,070	**11,452,226**
Prepaid expenses	**3,099**	3,221	**23,257**
Deferred tax assets (Note 19)	**31,329**	16,789	**235,113**
Other current assets	**11,009**	8,545	**82,620**
Total current assets	**1,703,180**	1,565,165	**12,781,835**
Investments and advances:			
Investments in securities (Notes 8 and 12)	**24,299**	18,661	**182,358**
Investments in and advances to unconsolidated subsidiaries and affiliates	**7,805**	6,059	**58,575**
Investments in equity other than capital stock	**2,507**	3,419	**18,816**
Long-term prepaid expenses	**1,059**	1,614	**7,951**
Excess investment cost over net assets of consolidated subsidiaries acquired, net	**6,557**	6,158	**49,205**
Deferred tax assets (Note 19)	**4,999**	1,563	**37,516**
Other investments and advances	**23,624**	17,381	**177,285**
Less: Allowance for credit losses (Note 7)	**(546)**	(211)	**(4,097)**
Total investments and advances	**70,304**	54,644	**527,609**
Property and equipment, net (Notes 10 and 12)	**45,371**	44,354	**340,493**
Fixed leasehold deposits (Note 11)	**14,922**	15,231	**111,991**
Total assets	**¥1,833,777**	¥1,679,394	**$13,761,928**

The accompanying notes are an integral part of these statements.

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2002	2001	**2002**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term borrowings (Note 12)	**¥ 21,732**	¥ 32,609	**$ 163,089**
Current portion of long-term debt (Note 12)	**244,226**	272,505	**1,832,837**
Accounts payable:			
Trade	**3,364**	1,145	**25,247**
Other	**9,404**	9,456	**70,571**
	12,768	10,601	**95,818**
Accrued income taxes (Note 19)	**42,544**	20,496	**319,277**
Accrued expenses	**7,720**	8,423	**57938**
Other current liabilities	**11,175**	9,906	**83,872**
Total current liabilities	**340,165**	354,540	**2,552,831**
Long-term liabilities:			
Long-term debt (Note 12)	**898,915**	789,160	**6,746,082**
Non-current accounts payable	**2,770**	3,576	**20,785**
Accrued severance indemnities (Note 13)	**15,073**	12,951	**113,119**
Other long-term liabilities	**1,988**	1,663	**14,916**
Total long-term liabilities	**918,746**	807,350	**6,894,902**
Commitments (Notes 6, 12 and 14)			
Shareholders' equity (Note 15):			
Common stock:			
Authorized—300,000,000 shares			
Issued—125,966,665 shares at March 31, 2002	**49,054**	—	**368,133**
—124,715,592 shares at March 31, 2001	**—**	49,054	**—**
Additional paid-in capital	**92,288**	82,484	**692,589**
Retained earnings	**436,003**	384,668	**3,272,072**
Net unrealized gain on securities	**1,058**	4,518	**7,938**
Adjustments on foreign currency financial statement translation	**172**	(299)	**1,295**
Less: Treasury stock			
(468,286 shares in 2002 and 351,003 shares in 2001)	**(3,709)**	(2,921)	**(27,832)**
Total shareholders' equity	**574,866**	517,504	**4,314,195**
Total liabilities and shareholders' equity	**¥1,833,777**	¥1,679,394	**$13,761,928**

Consolidated Statements of Income

Promise Co., Ltd. and Consolidated Subsidiaries
For the years ended March 31, 2002 and 2001

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2002	2001	**2002**
Operating income:			
Interest on consumer loans	**¥362,760**	¥327,821	**$2,722,405**
Sales	**12,286**	12,621	**92,205**
Other operating income (Note 16)	**19,449**	19,199	**145,955**
Total operating income	**394,495**	359,641	**2,960,565**
Operating expenses:			
Financial expenses (Note 17)	**24,868**	26,714	**186,628**
Cost of sales	**10,620**	11,112	**79,700**
General and administrative expenses (Note 18)	**147,493**	138,407	**1,106,895**
Credit losses including provision for uncollectible loans (Note 7)	**96,996**	55,990	**727,924**
Total operating expenses	**279,977**	232,223	**2,101,147**
Operating profit	**114,518**	127,418	**859,418**
Other income (expenses):			
Interest and dividend income on investments	**279**	335	**2,097**
Amortization of deferred charge	**—**	(963)	**—**
Interest expense	**(498)**	(498)	**(3,735)**
Equity in earnings of Tokumei Kumiai	**1,093**	1,862	**8,200**
Net gain on sales of investments in securities	**1,846**	1,956	**13,854**
Net loss on sales or disposal of property and equipment	**(1,049)**	(18,242)	**(7,871)**
Past service cost of retirement benefits	**—**	(709)	**—**
Equity in net loss of affiliated companies	**(3,164)**	(3,154)	**(23,741)**
Gain on liquidation of unconsolidated subsidiaries	**—**	639	**—**
Impairment loss on deposits for golf club membership	**(217)**	(1,110)	**(1,632)**
Other, net	**(500)**	(142)	**(3,756)**
Total other expenses, net	**(2,210)**	(20,026)	**(16,584)**
Income before income taxes	**112,308**	107,392	**842,834**
Income taxes (Note 19):			
Current	**64,461**	42,888	**483,760**
Deferred	**(15,094)**	(341)	**(113,281)**
Net income	**¥ 62,941**	¥ 64,845	**$ 472,355**

	Yen		U.S. Dollars (Note 3)
Amount per share:			
Net income:			
Basic	**¥504.78**	¥525.02	**$3.79**
Diluted	**503.23**	—	**3.78**
Cash dividends	**100.00**	90.00	**0.75**
Weighted average number of shares (Thousands):			
Basic	**124,691**	123,510	
Diluted	**125,075**	—	

The accompanying notes are an integra part of these statements.

Consolidated Statements of Shareholders' Equity

Promise Co., Ltd. and Consolidated Subsidiaries
For the years ended March 31, 2002 and 2001

		Millions of Yen					
	Number of shares of common stock	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gain on securities	Adjustments on foreign currency financial statement translation	Treasury stock
Balance at March 31, 2000	121,597,202	¥48,898	¥58,692	¥330,502	¥ —	¥ —	¥ (1)
Net income	—	—	—	64,845	—	—	—
Cash dividends paid	—	—	—	(10,421)	—	—	—
Bonuses to directors and corporate auditors	—	—	—	(258)	—	—	—
Issuance of new shares through stock exchange	3,118,390	156	13,544	—	—	—	—
Increase due to valuation of securities, net of tax	—	—	—	—	4,518	—	—
Stock exchange adjustments	—	—	10,248	—	—	—	—
Adjustments on foreign currency financial statement translation	—	—	—	—	—	(299)	—
Increase in treasury stock	—	—	—	—	—	—	(2,920)
Balance at March 31, 2001	124,715,592	¥49,054	¥82,484	¥384,668	¥4,518	¥(299)	¥(2,921)
Net income	—	—	—	**62,941**	—	—	—
Cash dividends paid	—	—	—	**(11,815)**	—	—	—
Bonuses to directors and corporate auditors	—	—	—	**(260)**	—	—	—
Increase due to inclusion of a newly consolidated company	—	—	—	**469**	—	—	—
Issuance of new shares through stock exchange	**1,251,073**	—	**8,720**	—	—	—	—
Decrease due to valuation of securities, net of tax	—	—	—	—	**(3,460)**	—	—
Stock exchange adjustments	—	—	**1,084**	—	—	—	—
Adjustments on foreign currency financial statement translation	—	—	—	—	—	**471**	—
Increase in treasury stock	—	—	—	—	—	—	**(788)**
Balance at March 31, 2002	**125,966,665**	**¥49,054**	**¥92,288**	**¥436,003**	**¥1,058**	**¥ 172**	**¥(3,709)**

	Thousands of U.S. Dollars (Note 3)					
	Common stock	Additional paid-in capital	Retained earnings	Net unrealized gain on securities	Adjustments on foreign currency financial statement translation	Treasury stock
Balance at March 31, 2001	$368,133	$619,016	$2,886,811	$33,907	$(2,241)	$(21,918)
Net income	—	—	**472,355**	—	—	—
Cash dividends paid	—	—	**(88,665)**	—	—	—
Bonuses to directors and corporate auditors	—	—	**(1,952)**	—	—	—
Increase due to inclusion of a newly consolidated company	—	—	**3,523**	—	—	—
Issuance of new shares through stock exchange	—	**65,440**	—	—	—	—
Decrease due to valuation of securities, net of tax	—	—	—	**(25,969)**	—	—
Stock exchange adjustments	—	**8,133**	—	—	—	—
Adjustments on foreign currency financial statement translation	—	—	—	—	**3,536**	—
Increase in treasury stock	—	—	—	—	—	**(5,914)**
Balance at March 31, 2002	**$368,133**	**$692,589**	**$3,272,072**	**$ 7,938**	**$ 1,295**	**$(27,832)**

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

Promise Co., Ltd. and Consolidated Subsidiaries
For the years ended March 31, 2002 and 2001

	Millions of Yen		Thousands of U.S. Dollars (Note 3)
	2002	2001	**2002**
Operating activities:			
Income before income taxes	**¥112,308**	¥107,392	**$ 842,834**
Adjustments for:			
Depreciation and amortization	**8,611**	9,266	**64,622**
Provision for credit loss on receivables and consumer loans	**24,695**	7,200	**185,326**
Provision for accrued severance indemnities	**1,956**	2,959	**14,678**
Equity in earnings of Tokumei Kumiai	**(1,093)**	(1,862)	**(8,200)**
Net gain on sales of investments in securities	**(1,846)**	(1,956)	**(13,854)**
Net loss on sales or disposal of property and equipment	**1,049**	18,242	**7,871**
Equity in net loss of affiliated companies	**3,164**	3,154	**23,741**
Gain on liquidation of unconsolidated subsidiaries	**—**	(639)	**—**
Impairment loss on deposits for golf club membership	**(217)**	1,110	**(1,632)**
Increase in consumer loans receivable: Principal	**(103,007)**	(136,769)	**(773,039)**
Decrease (increase) in notes and accounts receivable	**(7,665)**	4,699	**(57,520)**
Increase in accounts payable	**1,642**	249	**12,326**
Income taxes paid	**(42,780)**	(47,666)	**(321,053)**
Other, net	**(3,966)**	3,059	**(29,751)**
Net cash used in operating activities	**(7,149)**	(31,562)	**(53,651)**
Investing activities:			
Payment for purchases of property and equipment	**(6,560)**	(6,902)	**(49,230)**
Proceeds from sales of property and equipment	**108**	307	**810**
Payment for purchase of investments in securities	**(19,200)**	(6,349)	**(144,091)**
Proceeds from sales of investments in securities	**4,743**	8,382	**35,596**
Acquisition of shares of subsidiaries resulted in the change in scope of consolidation	**—**	(3,798)	**—**
Proceeds from issuance of new shares through stock exchange, net of cash acquired	**2,002**	6,195	**15,028**
Increase in loans	**(520)**	(6,314)	**(3,902)**
Decrease (increase) in other investments	**6,417**	(1,256)	**48,153**
Net cash used in investing activities	**(13,010)**	(9,735)	**(97,636)**
Financing activities:			
Proceeds from long-term debt	**324,335**	323,708	**2,434,035**
Repayments of long-term debt	**(250,384)**	(360,086)	**(1,879,053)**
Proceeds from issuance of bonds, net of expenses	**84,490**	71,547	**634,068**
Redemption of bonds	**(30,000)**	—	**(225,141)**
Decrease in short-term borrowings	**(76,978)**	(6,748)	**(577,695)**
Increase in treasury stock	**(10)**	(2,920)	**(77)**
Cash dividends paid	**(11,815)**	(10,421)	**(88,665)**
Increase in other financing activities	**298**	—	**2,236**
Net cash provided by financing activities	**39,936**	15,080	**299,708**
Effect of exchange rate changes on cash and cash equivalents	**86**	54	**645**
Net increase (decrease) in cash and cash equivalents	**19,863**	(26,163)	**149,066**
Cash and cash equivalents at beginning of the year	**103,968**	131,329	**780,248**
Effect of the increase (decrease) in scope of consolidated subsidiaries	**559**	(1,198)	**4,191**
Cash and cash equivalents at end of the year	**¥124,390**	¥103,968	**$ 933,505**
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	**¥ 23,763**	¥ 24,608	**$ 178,339**
Major non-cash financing activities:			
Increase in common stock through stock exchange	**—**	156	**—**
Increase in additional paid-in capital through stock exchange	**9,804**	23,792	**73,573**

The accompanying notes are an integral part of these statements.

Notes to the Consolidated Financial Statements

Promise Co., Ltd. and Consolidated Subsidiaries

1. BASIS OF PRESENTING THE CONSOLIDATED FINANCIAL STATEMENTS

The accounting records of Promise Co., Ltd. (the "Company") and its domestic consolidated subsidiaries are maintained in accordance with the provisions set forth in the Commercial Code of Japan (the "Commercial Code") and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Accounting Standards.

The accounts of overseas subsidiaries consolidated with the Company are based on the financial statements prepared in conformity with generally accepted accounting principles ("GAAP") and practices prevailing in the countries where the subsidiaries have been incorporated. Financial statements have not been materially affected by the differences between the GAAP prevailing in these countries and Japanese GAAP. Therefore, no adjustments have been reflected in the accompanying consolidated financial statements to present the accounts of the subsidiaries in compliance with Japanese accounting principles and practices.

Certain account balances, as disclosed in the basic consolidated financial statements in Japan, have been summarized or reclassified to the extent deemed necessary to enable presentation in a form which is more familiar to readers outside Japan.

The consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1) Scope and Significant Accounting Policies

The Company had 15 subsidiaries and 3 affiliates as of March 31, 2002 and 14 subsidiaries and 3 affiliates as of March 31, 2001. The accompanying consolidated financial statements include the accounts of the Company and 11 (9 for each of the previous years) of its subsidiaries (together, the "Companies"), which are listed below:

Name	Country of incorporation	Fiscal year-end
GC Co., Ltd.	Japan	March 31
Shinkou Co., Ltd.	Japan	March 31
Rich Co., Ltd.	Japan	March 31
TOWA Co., Ltd.*1	Japan	March 31
Sun Life Co., Ltd.*2	Japan	March 31
PAL Corporation Ltd.	Japan	March 31
Net Future Co., Ltd.	Japan	March 31
System Trinity Co., Ltd.*3	Japan	March 31
Liang Jing Co., Ltd.	Taiwan	December 31
Yuukei Co., Ltd.	Taiwan	December 31
PROMISE (HONG KONG) CO., LTD.	Hong Kong	December 31

Notes: *1 Effective from the year ended March 31, 2001, the equity method was used for the consolidation of TOWA Co., Ltd., since the Company acquired additional shares in TOWA Co., Ltd. in January 2001, following its initial acquisition of 25.69% of the shares in April 2000.
*2 Sun Life Co., Ltd. has been included in consolidation from December 17, 2001, the date on which Sun Life Co., Ltd. became a wholly owned subsidiary of the Company through a stock exchange.
*3 System Trinity Co., Ltd. has been included in consolidation from the year ended March 31, 2002.

The remaining 4 unconsolidated subsidiaries at March 31, 2002 were not consolidated because their aggregate amount of sales, assets, net income and retained earnings were not material to the consolidated results of operations, total assets, net income and retained earnings, respectively.

On the acquisition of a subsidiary, all of the subsidiary's assets and liabilities that exist at the date of acquisition are recorded at their fair value.

Any material difference between the cost of investment in a subsidiary and the equity in its net assets at the date of acquisition is amortized over 10 years.

For the purpose of preparing the accompanying consolidated financial statements, all significant intercompany transactions, account balances and unrealized profits among the Companies have been eliminated. The amounts of certain subsidiaries have been included in consolidation on the basis of their fiscal periods ended three months prior to March 31.

(2) Application of the Equity Method

Investments in companies that the Company has significant influence or ownership of more than 20% but less than or equal to 50% are accounted for under the equity method. An affiliate accounted for under the equity method is listed below:

Name	Country of incorporation	Equity ownership percentage at March 31, 2002	Fiscal year-end
MOBIT Co., Ltd.	Japan	45.00%	March 31

Under the equity method, investments are stated at cost plus/minus the Company's equity in undistributed earnings (losses).

Any material difference between the cost of investment in an affiliated company and the equity in its net assets at the date of acquisition is amortized over 10 years.

Investments in 4 unconsolidated subsidiaries and the remaining 2 affiliates as of March 31, 2002 and 5 unconsolidated subsidiaries and 2 affiliates as of March 31, 2001 are carried at cost and are not adjusted for equity in earnings (losses) of such subsidiaries and affiliates for each period because the effect of applying the equity method is not material.

(3) Translation of Foreign Currency Financial Statements

The accounts of overseas consolidated subsidiaries are translated into Japanese yen by the methods prescribed under the statements issued by the Business Accounting Deliberation Council of Japan. Under this method, balance sheet accounts are translated at current rates, shareholders' equity is translated at the historical rate and revenues and expenses are translated at the average rate for the respective periods.

Differences arising from the translations are recorded "Adjustments on foreign currency financial statement translation" in shareholders' equity.

(4) Recognition of Revenues

(a) Interest income

Interest income on consumer loans is recognized when collections are made during each financial period. At the end of each financial period, the accrual basis is used to reflect the interest income earned, in accordance with Japanese tax practices, at the lower of interest rates provided by the Interest Rate Restriction Law of Japan or contracted interest rates, and any excess of contractual rates over statutory rates is not reflected for accounting purposes.

(b) Installment sales

Gross margins on installment sales are only recognized when the related installment receivables become due.

(5) Allowance for Credit Losses and Write-Offs

The allowance for credit losses of the Company and its consolidated subsidiaries are provided in an amount deemed necessary to cover possible non-collectible accounts, based on the percentage of their own actual experience of bad debt loss written off against the balance of receivables and consumer loans.

Consumer loans are written off against the allowance for credit losses when both interest and principal of the loans have been unpaid for a certain specified period of time or after follow-up requests for payment and/or uncollectibility of accounts is clearly demonstrated by conditions such as the customer's bankruptcy or death.

The written-off balances of these consumer loans are managed by the special collection department. This department makes an effort to collect the previously written-off balances as long as these balances are legally collectible. When the previously written-off balances and the related interest are subsequently recovered and collected, the collected amounts are included in "Other operating income" in the accompanying statements of income in the year of recovery.

(6) Valuation of Securities

All equity securities and debt securities are classified as "Other securities" which represents securities other than trading or held-to-maturity securities.

The Company and its domestic subsidiaries have adopted the Financial Accounting Standard on "Accounting for Financial Instruments" issued by the Business Accounting Deliberation Council. Following the standard, the Company and its domestic subsidiaries management determine the appropriate classification of securities and records trading securities in current assets and other securities as investments in securities.

Marketable "Other securities" are stated at market value. Adjustments to market value are recorded as an increase or a decrease in shareholders' equity, net of tax. Under the Commercial Code, unrealized holdings gains on securities, net of tax, are not available for distribution as dividends and bonuses to directors and corporate auditors. Costs of their sales are determined by the moving average method. "Other securities" which are not marketable are stated at cost, cost being determined by the moving average method.

An impairment loss on deposits for golf club membership is also required to be recognized in accordance with the new standard.

(7) Property and Equipment

Property and equipment (other than new buildings acquired on or after April 1, 1998, to which the straight-line method is applied) are depreciated by the declining-balance method over the estimated useful lives of the assets. The range of useful lives is principally from 3 to 50 years for buildings and from 2 to 20 years for furniture, fixtures and equipment.

(8) Computer Software

Amortization of computer software, which is included in "Other investments and advances" in the accompanying balance sheets, is principally computed using the straight-line method over five years, as the estimated useful lives.

(9) Foreign Currency Translation

The Company and its domestic subsidiaries have adopted the Financial Accounting Standard on "Accounting for Foreign Currency Transactions."

Following the standard, receivables and payables denominated in foreign currencies are translated into Japanese yen at the relevant exchange rates prevailing at the respective balance sheet dates.

The resulting transaction gains or losses are included in the determination of "Other operating income" ("Financial expenses") for the respective periods.

(10) Leases

Where financing leases do not transfer ownership of the leased property to the lessee during the terms of the leases, the leased property is not capitalized and the related rental expenses are charged to income in the periods in which they are incurred.

(11) Accrued Severance Indemnities

The Company and its domestic subsidiaries have adopted the Financial Accounting Standard on "Accounting for Retirement Benefits" issued by the Business Accounting Deliberation Council.

Following the standard, the amount of accrued severance indemnities for employees is provided based on the amount of the projected benefit obligation less the fair value of the pension plan assets. The accrued severance indemnity cost for the fiscal period is charged to income as incurred.

Unrecognized past service cost and net actuarial loss arising in the years are charged to income in the year in which they arise.

The directors and corporate auditors of the Company and certain subsidiaries are covered by a retirement benefit plan under which the retiring directors or corporate auditors are entitled to receive lump-sum retirement benefits. The amount of such benefits is determined based on these companies' pertinent rules. The accrued severance indemnities for directors and corporate auditors in the accompanying balance sheets represent the estimated amount to be paid if all directors and corporate auditors retired at the balance sheet dates.

(12) Bond Issue Expenses

Bond issue expenses are charged to income as incurred.

(13) Appropriation of Retained Earnings

Under the Commercial Code and the Articles of Incorporation of the Company, proposals by the Board of Directors for the appropriation of retained earnings (principally the payment of annual cash dividends) should be approved by a shareholders' meeting which must be held within three months after the end of each fiscal year. The appropriation of retained earnings reflected in the accompanying consolidated financial statements for each fiscal year represents the appropriations which were approved by the shareholders' meeting and disposed of during that year but were related to the immediately preceding fiscal year.

The payment of bonuses to directors and corporate auditors is made out of retained earnings instead of being charged to income for the year and constitutes a part of the appropriations referred to above.

(14) Net Income and Dividends per Share
Basic net income per share is based upon the weighted average number of shares of common stock outstanding during each period.

Diluted net income per share is based upon the weighted average number of shares of common stock outstanding after consideration of the dilutive effect of treasury stock for stock option plans during each year.

Cash dividends per share represent interim dividends paid and annual dividends declared as applicable to the respective years.

(15) Cash Equivalents
Cash equivalents include all highly liquid investments, generally with an original maturity date of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present an insignificant risk of change in value due to interest rates.

(16) Derivatives
Following the Financial Accounting Standard on "Accounting for Financial Instruments," derivative financial instruments are recognized in the financial statements and measured at fair value, effective April 1, 2000. Gains and losses on designated hedged instruments are deferred on the balance sheet to the period when gains and losses on the positions hedged have been recognized to match gains and losses on the hedging instruments. Certain derivative instruments satisfying the condition prescribed under the standard are not evaluated at fair value.

(17) Reclassifications
Certain prior-year amounts have been reclassified to conform to the current year's presentation.

3. UNITED STATES DOLLAR AMOUNTS

The Company prepares its consolidated financial statements in Japanese yen. The U.S. dollar amounts included in the accompanying consolidated financial statements and notes thereto represent the arithmetical results of translating yen into dollars at the rate of ¥133.25 to US$1, being the effective rate of exchange at March 31, 2002. The inclusion of such dollar amounts is solely for convenience and is not intended to imply that yen amounts have been or could be readily converted, realized or settled in dollars at the rate of ¥133.25 to US$1 or at any other rate.

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents included ¥49,409 million ($370,802 thousand) of short-term commercial notes, as of March 31, 2002. The Companies received securities, commercial paper and others as collateral for short-term commercial notes. Market values of collateral as of March 31, 2002 were as follows:

	Millions of Yen	Thousands of U.S. Dollars
Securities	¥17,849	$133,953
Commercial paper	17,090	128,254
Others	14,401	108,077
	¥49,340	$370,284

5. NOTES AND ACCOUNTS RECEIVABLE

The financing from consumer loans receivable liquidated on or before March 31, 2000 is recognized as long-term liabilities secured. Those liquidated on and after April 1, 2000 have been accounted for as sales transactions in accordance with the Financial Accounting Standard on "Accounting for Financial Instruments," effective April 1, 2000. The effect of this change was to decrease "Notes and accounts receivable" as of March 31, 2001 and net income for the year then ended by ¥10,125 million and nil, respectively.

6. CONSUMER LOANS RECEIVABLE

(1) Unsecured loans to individual customers, which were included in "Consumer loans receivable," were ¥1,532,578 million ($11,501,524 thousand) and ¥1,406,327 million as of March 31, 2002 and 2001, respectively.

(2) The amounts of loans which were disclosed in accordance with the enactment of the Nonbank Bond Issuing Law in May 1999 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	**2002**
Credits of bankrupt borrowers	**¥ 2,648**	¥ 109	**$ 19,871**
Delinquent loans	**706**	171	**5,299**
Delinquent loans past due three months or more	**9,842**	7,924	**73,862**
Restructured loans	**37,429**	30,788	**280,894**
	¥50,625	¥38,992	**$379,926**

Credits of bankrupt borrowers are loans under declaration of bankruptcy, reconstruction and similar proceedings and whose accruing interest is not recorded as income because the principal or interest on such loans is unlikely to be recovered in view of the considerable period of postponement of the principal or interest, or other circumstances.

Delinquent loans are credits whose accruing interest is not recorded as income for the same reason as the above and do not include credits of bankrupt borrowers and the loans to which postponement of interest payment was made with the object of reconstructing and supporting the borrowers.

Delinquent loans past due three months or more are loans which are delinquent for three months or more from the due date of interest or principal under the terms of the related loan agreements and do not include credits of bankrupt borrowers and delinquent loans, as described above.

Restructured loans are loans to which a certain concession faivorable to borrowers, such as postponement of interest payment and other methods, was made with the object of encouraging repayment and do not include credits of bankrupt borrowers, delinquent loans and delinquent loans past due three months or more, as described above.

Restructured loans which are 30 days or less past due were ¥32,676 million ($245,223 thousand) and ¥27,406 million as of March 31, 2002 and 2001, respectively.

(3) A revolving credit facility agreement is a contract whereby the Companies are obligated to loan repeatedly up to a predetermined amount to a customer on request, if the customer has met the terms and conditions of the contract.

The total balance of revolving credit facilities unused, including credit facilities of customers without any loan balance, except for those making no payment or receipt for two years or more, was ¥427,663 million ($3,209,476 thousand) as of March 31, 2002. The balance of revolving credit facilities unused and unsecured was ¥325 million ($2,442 thousand) as of March 31, 2002. Since revolving credit facilities expire without making a loan, the total balance of unused credit facilities must not impact on future cash flows of the Companies.

Revolving credit facilities contain provisions that allow the Companies to refuse to loan to the customers or reduce the contract amount of the credit facilities if credit exposures or similar conditions change. After contracted, the Companies periodically monitor customers' creditworthiness and, if necessary, take measures to manage credit exposures, such as revising the terms of the contract.

7. ALLOWANCE FOR CREDIT LOSSES

Transactions affecting the "Allowance for credit losses" account for the years ended March 31, 2002 and 2001 are summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	**2002**
Balance at beginning of year	**¥61,349**	¥44,411	**$460,402**
Adjustments for newly consolidated subsidiaries	**895**	9,623	**6,718**
Credit losses written off against the allowance	**(61,269)**	(48,553)	**(459,806)**
Provision for uncollectible loans	**86,238**	55,868	**647,193**
Balance at end of year	**¥87,213**	¥61,349	**$654,507**

8. INVESTMENTS IN SECURITIES

Investments in securities held by the Companies as of March 31, 2002 and 2001 are summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	**2002**
Investments in securities:			
Equity securities	**¥10,838**	¥18,042	**$ 81,336**
Bonds and debentures	**—**	421	**—**
Other	**13,461**	198	**101,022**
	¥24,299	¥18,661	**$182,358**

Book value and acquisition cost information on marketable "Other securities" as of March 31, 2002 is summarized as follows:

	Millions of Yen			Thousands of U.S. Dollars		
	Acquisition cost	Book value per balance sheet	Difference	Acquisition cost	Book value per balance sheet	Difference
Securities whose book values on the accompanying consolidated balance sheet exceed their acquisition costs:						
Equity securities	¥5,685	¥7,649	¥1,964	$42,661	$57,407	$14,746
Securities whose book values on the accompanying consolidated balance sheet do not exceed their acquisition costs:						
Equity securities	892	657	(235)	6,691	4,926	(1,765)
Other	259	161	(98)	1,948	1,210	(738)
	1,151	818	(333)	8,639	6,136	(2,503)
	¥6,836	¥8,467	¥1,631	$51,300	$63,543	$12,243

"Other securities" sold during the year ended March 31, 2002 were as follows:

	Millions of Yen			Thousands of U.S. Dollars		
	Proceeds from sales	Gain on sales	Loss on sales	Proceeds from sales	Gain on sales	Loss on sales
	¥5,880	¥2,745	¥899	$44,131	$20,600	$6,746

Book values of "Other securities" which were not marketable as of March 31, 2002 are summarized as follows:

	Millions of Yen	Thousands of U.S. Dollars
Investments in securities:		
Equity securities	¥ 2,532	$19,003
Other:		
Preference shares	13,300	99,812

Book value and acquisition cost information on marketable "Other securities" as of March 31, 2001 is summarized as follows:

	Millions of Yen		
	Aquisition cost	Book value per balance sheet	Difference
Securities whose book values on the accompanying consolidated balance sheet exceed their acquisition costs:			
Equity securities	¥6,402	¥14,898	¥8,496
Bonds and debentures	400	421	21
	6,802	15,319	8,517
Securities whose book values on the accompanying consolidated balance sheet do not exceed their acquisition costs:			
Equity securities	2,522	1,564	(958)
Other	260	198	(62)
	2,782	1,762	(1,020)
	¥9,584	¥17,081	¥7,497

"Other securities" sold during the year ended March 31, 2001 were as follows:

	Millions of Yen		
	Proceeds of sales	Gain on sales	Loss on sales
	¥1,620	¥51	¥788

Book values of "Other securities" which were not marketable as of March 31, 2001 are summarized as follows:

	Millions of Yen
Investments in securities:	
Equity securities	¥1,580

The aggregate annual maturities of debt securities included in "Other securities" outstanding as of March 31, 2001 were as follows:

	Millions of Yen
2002	¥ —
2003–2006	199
2007–2011	222
2011 and thereafter	—
	¥421

9. DERIVATIVES AND HEDGING ACTIVITIES

The Company and certain subsidiaries enter into interest rate swap agreements to convert variable interest rates on the principal amount of certain debts to fixed interest rates. In addition, the Company enters into interest rate cap agreements. These agreements are used to reduce the exposure to market risk from fluctuation in interest rates. The Companies do not hold or issue any financial instruments for trading purposes. The hedging instruments are measured for effectiveness by correlation with respect to the difference between interest rate indicators upon the instruments and positions hedged. The market risk associated with these instruments is managed under the Company's internal manual approved by the Board of Directors. The derivatives and hedging activities of the subsidiaries are subject to the Company's approval.

The fair values of the off-balance-sheet financial instruments, excluding those deferred on the balance sheet in accordance with the accounting standard were as follows:

	Millions of Yen			
	Notional amount			
	Total	Due after one year	Fair value	Unrealized loss
Year ended March 31, 2002:				
Interest rate swap:				
Changing floating rates into fixed rate	**¥28,629**	**¥20,000**	**¥(589)**	**¥(589)**
Interest rate cap:				
Purchased	**8,000**	**4,000**	**0**	**(34)**
	¥36,629	**¥24,000**	**¥(589)**	**¥(623)**
Year ended March 31, 2001:				
Interest rate swap:				
Changing floating rates into fixed rate	¥22,807	¥20,000	¥(407)	¥(407)
Interest rate cap:				
Purchased	10,000	8,000	5	(64)
	¥32,807	¥28,000	¥(402)	¥(471)

	Thousands of U.S. Dollars			
	Notional amount			
	Total	Due after one year	Fair value	Unrealized loss
Year ended March 31, 2002:				
Interest rate swap:				
Changing floating rates into fixed rate	**$214,853**	**$150,094**	**$(4,418)**	**$(4,418)**
Interest rate cap:				
Purchased	**60,038**	**30,019**	**1**	**(257)**
	$274,891	**$180,113**	**$(4,417)**	**$(4,675)**

10. PROPERTY AND EQUIPMENT

Property and equipment as of March 31, 2002 and 2001 are summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Buildings	¥26,146	¥25,081	$196,218
Structures	5,092	5,113	38,214
Furniture, fixtures and equipment	40,258	39,036	302,125
Other	136	190	1,018
	71,632	69,420	537,575
Less: Accumulated depreciation	(41,538)	(37,795)	(311,729)
	30,094	31,625	225,846
Land	13,903	12,729	104,341
Construction in process	1,374	—	10,306
	¥45,371	¥44,354	$340,493

11. FIXED LEASEHOLD DEPOSITS

Fixed leasehold deposits as of March 31, 2002 and 2001 were mainly those paid to the lessors in connection with the leases of facilities for office space. Lessors in Japan require large amounts of leasehold deposits equivalent to several months' lease rental payments. Such leasehold deposits do not bear interest and are generally returnable only when the lease is terminated.

12. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

(1) Information on the amount of short-term borrowings outstanding as of March 31, 2002 and 2001 is as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
Short-term bank loans*:			
Secured	¥ 2,037	¥ 2,124	$ 15,284
Entered into the forward contract of assigning consumer loans receivable	1,300	4,042	9,756
Unsecured	13,375	17,924	100,378
	16,712	24,090	125,418
Commercial paper and other:			
Secured	1,758	4,748	13,193
Unsecured	3,262	3,771	24,478
	5,020	8,519	37,671
	¥21,732	¥32,609	$163,089
* Maximum month-end balance outstanding during the period	¥27,513	¥29,417	$206,476
Average month-end balance outstanding during the period	22,868	26,486	171,619
Weighted average interest rate for the period	2.611%	4.130%	

Short-term bank loans outstanding as of March 31, 2002 and 2001 were represented mainly by overdrafts with banks bearing interest at annual rates ranging from 0.585% to 5.125% and from 0.630% to 7.941%, respectively.

The principal ranges of annual interest rates applicable to commercial paper and other as of March 31, 2002 and 2001 were from 0.500% to 2.910% and from 2.160% to 5.520%, respectively.

(2) Long-term debt outstanding as of March 31, 2002 and 2001 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	**2002**
Loans, principally from banks and other financial institutions with interest rates indicated below*:			
Secured	**¥256,134**	¥261,602	**$1,922,208**
Entered into the forward contract of assigning consumer loans receivable	**370,936**	351,351	**2,783,762**
Unsecured	**204,071**	191,712	**1,531,486**
	831,141	804,665	**6,237,456**
Bonds issued by Promise Co., Ltd.:			
2.100% per annum uncollateralized yen bonds, due 2002	—	10,000	—
2.600% per annum uncollateralized yen bonds, due 2002	**10,000**	10,000	**75,047**
2.000% per annum uncollateralized yen bonds, due 2002	**10,000**	10,000	**75,047**
2.100% per annum uncollateralized yen bonds, due 2001	—	10,000	—
2.100% per annum uncollateralized yen bonds, due 2001	—	10,000	—
2.050% per annum uncollateralized yen bonds, due 2002	**10,000**	10,000	**75,047**
2.030% per annum uncollateralized yen bonds, due 2004	**20,000**	20,000	**150,094**
1.790% per annum uncollateralized yen bonds, due 2004	**10,000**	10,000	**75,047**
1.400% per annum uncollateralized yen bonds, due 2003	**10,000**	10,000	**75,047**
2.270% per annum uncollateralized yen bonds, due 2005	**10,000**	10,000	**75,047**
2.510% per annum uncollateralized yen bonds, due 2006	**20,000**	20,000	**150,094**
1.900% per annum uncollateralized yen bonds, due 2003	**20,000**	20,000	**150,094**
2.950% per annum uncollateralized yen bonds, due 2009	**10,000**	10,000	**75,047**
2.560% per annum uncollateralized yen bonds, due 2010	**15,000**	15,000	**112,569**
Floating rate (six-month Japanese yen—LIBOR+0.5%) uncollateralized yen bonds, due 2005	**10,000**	10,000	**75,047**
2.270% per annum uncollateralized yen bonds, due 2008	**10,000**	10,000	**75,047**
2.900% per annum uncollateralized yen bonds, due 2012	**10,000**	10,000	**75,047**
2.040% per annum uncollateralized yen bonds, due 2007	**20,000**	20,000	**150,094**
2.080% per annum uncollateralized yen bonds, due 2005	**10,000**	10,000	**75,047**
Floating rate (six-month Japanese yen—LIBOR+0.75%) uncollateralized yen bonds, due 2005	**10,000**	10,000	**75,047**
1.750% per annum uncollateralized yen bonds, due 2005	**10,000**	10,000	**75,047**
1.700% per annum uncollateralized yen bonds, due 2006	**10,000**	—	**75,047**
1.740% per annum uncollateralized yen bonds, due 2008	**10,000**	—	**75,047**
1.200% per annum uncollateralized yen bonds, due 2006	**15,000**	—	**112,569**
1.630% per annum uncollateralized yen bonds, due 2008	**10,000**	—	**75,047**
1.400% per annum uncollateralized yen bonds, due 2007	**20,000**	—	**150,094**
0.920% per annum uncollateralized yen bonds, due 2005	**20,000**	—	**150,094**
Bonds issued by GC Co., Ltd.:			
1.600% per annum uncollateralized yen bonds, due 2003	**2,000**	2,000	**15,009**
Less: Portion due within one year	**(244,226)**	(272,505)	**(1,832,837)**
	¥898,915	¥789,160	**$6,746,082**
Weighted average interest rate for the period	**2.105%**	2.305%	

* Annual interest rates on loans from banks and other financial institutions outstanding as of March 31, 2002 and 2001 ranged from 1.000% to 5.500% and from 1.070% to 9.500%, respectively.

(3) The Companies' assets pledged as collateral for short-term bank loans, commercial paper and other and long-term loans with banks and other financial institutions as of March 31, 2002 and 2001 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	**2002**
Time deposits	**¥ 752**	¥ 712	**$ 5,642**
Notes and accounts receivable*	**17,432**	23,742	**130,824**
Consumer loans receivable*	**254,369**	277,841	**1,908,959**
Investments in securities	—	431	—
Property and equipment	**8,337**	9,065	**62,569**
Other	**4**	205	**30**
	¥280,894	¥311,996	**$2,108,024**

* In addition to the above assets pledged, the Companies entered into the forward contract of assigning notes and accounts receivable and consumer loans receivable. The contract amounts were ¥386,091 million ($2,897,490 thousand) and ¥370,542 million as of March 31, 2002 and 2001, respectively.

The aggregate annual maturities of long-term debt outstanding, excluding the preceding bonds, as of March 31, 2002 were as follows:

Year ending March 31,	Millions of Yen	Thousands of U.S. Dollars
2003	¥214,226	$1,607,697
2004	232,758	1,746,781
2005	214,025	1,606,188
2006	109,746	823,610
2007 and thereafter	60,386	453,180
	¥831,141	$6,237,456

(4) The outstanding bank overdraft and loan commitments contracted but not provided for and similar agreements as of March 31, 2002 were as follows:

	Millions of Yen	Thousands of U.S. Dollars
Bank overdraft commitments:		
Credit facilities	¥ 14,922	$ 111,981
Used	(9,230)	(69,265)
Unused	¥ 5,692	$ 42,716
Bank loan commitments:		
Credit facilities	¥145,699	$1,093,426
Used	(12,013)	(90,155)
Unused	¥133,686	$1,003,271

13. SEVERANCE AND PENSION PLANS

Under the terms of the severance plans of the Company and its consolidated subsidiaries, employees of the Companies with more than two years of service are generally entitled to lump-sum payments at the time of retirement.

The amount of the retirement benefit is, in general, based on the length of service, the accumulated points of individual performance evaluations and the cause of retirement.

The Company and its domestic subsidiaries have non-contributory pension plans, which are defined benefit plans, covering a portion of their severance plans.

In addition, the Company has contributory funded benefit pension plans, which are pursuant to the Japanese Welfare Pension Insurance Law, and defined benefit plans. These plans cover a portion of the governmental welfare pension program, under which both employers and employees contribute.

The overseas subsidiaries sponsor defined contribution plans.

The following is a reconciliation of benefit obligation to net liability recognized in the accompanying consolidated balance sheets as of March 31, 2002 and 2001.

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	**2002**
Benefit obligation	**¥(30,465)**	¥(27,288)	**$(228,634)**
Fair value of plan assets	**16,437**	15,325	**123,359**
Funded status	**(14,028)**	(11,963)	**(105,275)**
Net liability recognized in balance sheet	**(14,028)**	(11,963)	**(105,275)**
Prepaid pension expense	**—**	7	**—**
Accrued severance indemnities for employees	**¥(14,028)**	¥(11,970)	**$(105,275)**

Components of net periodic benefit cost for the year ended March 31, 2002 and 2001 are summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	**2002**
Service cost	**¥2,309**	¥2,067	**$17,330**
Interest cost	**799**	717	**6,001**
Expected return on plan assets	**(343)**	(331)	**(2,577)**
Past service cost	**—**	709	**—**
Net actuarial loss	**1,089**	1,586	**8,171**
Net periodic benefit cost	**¥3,854**	¥4,748	**$28,925**

Service cost does not include employers' contributions to the contributory funded benefit pension plan.

The benefit obligation was determined using a discount rate of 3.0% for the years ended March 31, 2002 and 2001. The expected long-term rate of return on the non-contributory pension plan assets and contributory funded benefit pension plan assets ranged from 2.4% to 4.0% and 2.1%, respectively, for the years ended March 31, 2002 and 2001.

Net periodic service cost is attributed based on years of service.

Certain subsidiaries' benefit obligations were calculated using a simplified method, which is permitted to be applied by small companies, in conformity with the Financial Accounting Standard on "Accounting for Retirement Benefits."

14. LEASE COMMITMENTS

(1) Rental, depreciation and interest expense relating to financing leases which do not transfer ownership of the leased properties to the lessee during the terms of the leases as of March 31, 2002 and 2001 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	**2002**
Rental expense	**¥1,980**	¥2,254	**$14,856**
Depreciation expense	**1,730**	1,925	**12,987**
Interest expense	**202**	264	**1,512**

Depreciation expense is computed by the straight-line method over the terms of the related leases. The interest expense is computed by the interest method.

The aggregate future lease payments as of March 31, 2002 and 2001 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	**2002**
Due within one year	**¥1,761**	¥1,617	**$13,219**
Due after one year	**2,660**	1,894	**19,962**
	¥4,421	¥3,511	**$33,181**

A summary of the leased properties under the above leases as of March 31, 2002 and 2001 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	**2002**
Furniture, fixtures and equipment	**¥8,060**	¥6,279	**$60,489**
Other	**608**	1,587	**4,563**
	8,668	7,866	**65,052**
Less: Accumulated depreciation	**(4,406)**	(4,520)	**(33,065)**
	¥4,262	¥3,346	**$31,987**

(2) Aggregate future lease payments under ordinary operating leases as of March 31, 2002 and 2001 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	**2002**
Due within one year	**¥107**	¥110	**$ 803**
Due after one year	**33**	136	**250**
	¥140	¥246	**$1,053**

15. SHAREHOLDERS' EQUITY

Under the Commercial Code, at least 50% of the issue price of new shares, with a minimum of the par value thereof, is required to be designated as common stock. The portion which is to be designated as common stock is determined by resolution of the Board of Directors. Proceeds in excess of the amounts designated as common stock are credited to additional paid-in capital.

Effective from October 1, 1999, the Commercial Code was revised, and the procedure for stock exchange was established. In this procedure, at least the par value of new shares was required to be designated as common stock. The portion, which is to be designated as common stock, was determined by resolution of the Board of Directors. Proceeds in excess of the amounts designated as common stock were credited to additional paid-in capital.

For the year ended March 31, 2001, the Company issued 3,118 thousand shares through stock exchange, and common stock and additional paid-in capital increased by ¥156 million and ¥23,792 million, respectively.

Effective from October 1, 2001, the Commercial Code was revised, and par-value stock was abolished. Under the revised Code, concerning new shares issued through stock exchange, the minimum amount required to be designated as common stock is not regulated. The portion which is to be designated as common stock was determined by resolution of the Board of Directors. The amounts not designated as common stock are credited to additional paid-in capital.

For the year ended March 31, 2002, the Company issued 1,251 thousand shares through a stock exchange, and additional paid-in capital increased by ¥8,720 million ($65,440 thousand).

The Commercial Code provided that an amount equal to at least 10% of cash dividends and other appropriations of retained earnings paid out with respect to each financial period be set aside in a legal reserve until such reserve equals 25% of the amount of common stock. This reserve may be transferred to common stock by a resolution of the Board of Directors or used to reduce a deficit with the approval of the shareholders' meeting but is not available for dividend payments.

Effective from October 1, 2001, the provision of the Commercial Code was revised, and an amount equal to at least 10% of cash dividends and other appropriations of retained earnings paid out with respect to each financial period is required to set aside until the total amount of additional paid-in capital and legal reserve equals 25% of the amount of common stock.

16. OTHER OPERATING INCOME

As described in Note 2 (5), the collected amounts are included in "Other operating income" in the accompanying statements of income in the year of recovery when the previously written-off balances of consumer loans and the related interest are subsequently recovered and collected.

Collected amounts for the years ended March 31, 2002 and 2001 were as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	**2002**
Collected amounts	**¥7,920**	¥8,518	**$59,438**

17. FINANCIAL EXPENSES

Interest expense, which was included in "Financial expenses" in the accompanying consolidated statements of income, for the years ended March 31, 2002 and 2001 was as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	**2002**
Interest expense	**¥23,892**	¥25,569	**$179,299**

18. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses in the accompanying consolidated statements of income for the years ended March 31, 2002 and 2001 consisted of the following:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	**2002**
Advertising expenses	**¥ 27,164**	¥ 25,998	**$ 203,858**
Employees' salaries and bonuses	**32,226**	30,045	**241,842**
Rent expenses	**14,424**	13,264	**108,249**
Other	**73,679**	69,100	**552,946**
	¥147,493	¥138,407	**$1,106,895**

19. INCOME TAXES

The Company and its domestic consolidated subsidiaries are subject to a number of different taxes based on income, which in the aggregate indicate a normal effective statutory income tax rate of approximately 42% for each of the years ended March 31, 2002 and 2001. Overseas consolidated subsidiaries are subject to income taxes of the countries in which they operate.

For the year ended March 31, 2002, the difference between the statutory tax rate and the effective tax rate was immaterial.

Reconciliation of the statutory tax rate to the effective tax rate for the year ended March 31, 2001 was as follows:

Statutory tax rate	42.0%
Loss on valuation of investments in subsidiaries deducted for income tax purposes	(3.9)
Revenue not deductible for income tax purposes—dividends and others	(0.3)
Impairment loss on deposits for golf club membership	0.4
Others	1.4
Effective tax rate	39.6%

The major components of deferred tax assets and liabilities as of March 31, 2002 and 2001 are summarized as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	**2002**
Deferred tax assets due to:			
Credit losses for receivables and consumer loans	**¥10,627**	¥ 7,818	**$ 79,748**
Allowance for credit losses	**12,299**	4,964	**92,297**
Accrued enterprise taxes	**3,696**	1,827	**35,881**
Accrued severance indemnities for employees	**4,781**	3,904	**27,738**
Other	**5,834**	3,543	**43,785**
	37,237	22,056	**279,449**
Deferred tax liabilities due to:			
Net unrealized gains on securities	**(909)**	(3,704)	**(6,820)**
Net deferred tax assets	**¥36,328**	¥18,352	**$272,629**

Net deferred tax assets as of March 31, 2002 and 2001 were included in the consolidated balance sheets as follows:

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	**2002**
Current assets:			
Deferred tax assets	**¥31,329**	¥16,789	**$235,113**
Investments and advances:			
Deferred tax assets	**4,999**	1,563	**37,516**
	¥36,328	¥18,352	**$272,629**

20. SEGMENT INFORMATION

The Companies' operations by business segment for the years ended March 31, 2002 and 2001 are not disclosed since the Companies' business other than consumer financial business is immaterial.

The Companies' operations by geographic segment for the years ended March 31, 2002 and 2001 are not disclosed since the Companies' business other than in Japan is immaterial.

Information about operating income overseas for the years ended March 31, 2002 and 2001 is not disclosed since the Companies' operating income overseas is immaterial.

21. SUBSEQUENT EVENT

At the general shareholders' meeting of the Company held on June 25, 2002, the payment of cash dividends, ¥50.0 ($0.38) per share, was approved, which amounted to ¥6,281 million ($47,135 thousand).

Report of the Independent Accountants

The Board of Directors
Promise Co., Ltd.

We have audited the accompanying consolidated balance sheets of Promise Co., Ltd. and its consolidated subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended, all expressed in Japanese yen. Our audits were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above present fairly the consolidated financial position of Promise Co., Ltd. and its consolidated subsidiaries as of March 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles and practices generally accepted in Japan (see Note 1) applied on a consistent basis.

As described in Note 2, effective from the year ended March 31, 2001, Promise Co., Ltd. and its domestic consolidated subsidiaries have adopted new Japanese accounting standards for financial instruments and retirement benefits.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 3 to the accompanying consolidated financial statements.

ChuoAoyama Audit Corporation

ChuoAoyama Audit Corporation
Osaka, Japan
June 25, 2002

Non-Consolidated Balance Sheets

Promise Co., Ltd.
March 31, 2002 and 2001

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	**2002**
ASSETS			
Current assets:			
Cash and cash equivalents	**¥ 110,984**	¥ 91,544	**$ 832,903**
Time deposits	**5,815**	7,926	**43,640**
Consumer loans receivable:			
Principal	**1,324,663**	1,228,026	**9,941,187**
Accrued interest income	**13,169**	11,898	**98,830**
Less: Allowance for credit losses	**(68,000)**	(46,500)	**(510,319)**
	1,269,832	1,193,424	**9,529,698**
Prepaid expenses	**2,149**	2,071	**16,127**
Deferred tax assets	**28,315**	13,237	**212,494**
Other current assets	**112,386**	73,617	**843,422**
Total current assets	**1,529,481**	1,381,819	**11,478,284**
Investments and advances:			
Investments in securities	**19,947**	17,612	**149,694**
Investments in and advances to subsidiaries and affiliates	**60,088**	42,736	**450,941**
Investments in equity other than capital stock	**1,861**	2,662	**13,969**
Long-term prepaid expenses	**548**	731	**4,116**
Deferred tax assets	**4,304**	1,164	**32,301**
Other investments and advances	**11,554**	12,677	**86,707**
Total investments and advances	**98,302**	77,582	**737,728**
Property and equipment, net	**30,305**	31,886	**227,429**
Fixed leasehold deposits	**12,393**	12,632	**93,003**
Total assets	**¥1,670,481**	¥1,503,919	**$12,536,444**

Notes: 1. U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥133.25 to US$1, the approximate exchange rate at March 31, 2002.
2. Under the revised Commercial Code, treasury stock that was previously included in assets has been reflected in shareholders' equity in the non-consolidated balance sheet as of March 31, 2002.

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	2002
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term borrowings	¥ **1,300**	¥ 4,900	$ **9,756**
Current portion of long-term debt	**219,917**	240,207	**1,650,407**
Accounts payable	**8,238**	7,753	**61,822**
Accrued income taxes	**40,111**	18,165	**301,023**
Accrued expenses	**6,770**	7,205	**50,809**
Other current liabilities	**2,699**	1,651	**20,257**
Total current liabilities	**279,035**	279,881	**2,094,074**
Long-term liabilities:			
Long-term debt	**821,402**	707,247	**6,164,368**
Non-current accounts payable	**2,003**	2,884	**15,034**
Accrued severance indemnities	**14,425**	12,441	**108,254**
Other long-term liabilities	**727**	134	**5,454**
Total long-term liabilities	**838,557**	722,706	**6,293,110**
Commitments			
Shareholders' equity:			
Common stock			
Authorized—300,000,000 shares			
Issued—125,966,665 shares at March 31, 2002	**49,054**	—	**368,133**
—124,715,592 shares at March 31, 2001	—	49,054	—
Additional paid-in capital	**80,956**	72,236	**607,549**
Legal reserve	**12,263**	12,252	**92,033**
Voluntary reserve	**350,800**	299,300	**2,632,645**
Retained earnings	**61,685**	63,978	**462,925**
Net unrealized gain on securities	**1,062**	4,512	**7,970**
Less: Treasury stock (352,541 shares in 2002)	**(2,931)**	—	**(21,995)**
Total shareholders' equity	**552,889**	501,332	**4,149,260**
Total liabilities and shareholders' equity	**¥1,670,481**	¥1,503,919	**$12,536,444**

Non-Consolidated Statements of Income

Promise Co., Ltd.
For the years ended March 31, 2002 and 2001

	Millions of Yen		Thousands of U.S. Dollars
	2002	2001	**2002**
Operating income:			
Interest on consumer loans	**¥306,847**	¥282,664	**$2,302,789**
Other operating income	**9,400**	10,110	**70,546**
Total operating income	**316,247**	292,774	**2,373,335**
Operating expenses:			
Financial expenses	**21,179**	22,069	**158,945**
General and administrative expenses	**114,276**	110,700	**857,606**
Credit losses including provision for uncollectible loans	**76,627**	43,827	**575,058**
Total operating expenses	**212,082**	176,596	**1,591,609**
Operating profit	**104,165**	116,178	**781,726**
Other income (expenses):			
Interest and dividend income on investments	**255**	416	**1,910**
Amortization of deferred charge	**—**	(963)	**—**
Bond issue expenses	**(25)**	(9)	**(185)**
Insurance money received and insurance divided	**392**	321	**2,940**
Equity in earnings of Tokumei Kumiai	**963**	1,803	**7,226**
Net gain on sales of investments in securities	**1,831**	1,972	**13,738**
Net loss on sales or disposal of property and equipment	**(587)**	(17,579)	**(4,406)**
Past service cost of retirement benefits	**—**	(709)	**—**
Gain on liquidation of subsidiaries	**—**	1,780	**—**
Impairment loss on deposits for golf club membership	**(162)**	(962)	**(1,216)**
Other, net	**(409)**	(395)	**(3,058)**
Total other income (expenses), net	**2,258**	(14,325)	**16,949**
Income before income taxes	**106,423**	101,853	**798,675**
Income taxes:			
Current	**60,888**	39,500	**456,946**
Deferred	**(15,715)**	(1,168)	**(117,935)**
	45,173	38,332	**339,011**
Net income	**¥ 61,250**	¥ 63,521	**$ 459,664**

	Yen		U.S. Dollars
Amount per share:			
Net income:			
Basic	**¥491.09**	¥513.24	**$3.69**
Diluted	**489.71**	—	**3.68**
Cash dividends	**100.00**	90.00	**0.75**
Weighted average number of shares (Thousands):			
Basic	**124,724**	123,765	
Diluted	**125,075**	—	

Notes: 1. U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥133.25 to US$1, the approximate exchange rate at March 31, 2002.
2. Treasury stock, which was previously included in the weighted average number of shares in 2001, has been excluded from the weighted average number of shares in 2002 in accordance with a revision to the Commercial Code of Japan.
3. Net income, basic, per share has been restated to conform with International Accounting Standards' Accounting Principles Board Opinion No. 15 (APB-15), "Earnings per Share."

Non-Consolidated Statements of Shareholders' Equity

Promise Co., Ltd.
For the years ended March 31, 2002 and 2001

		Millions of Yen						
	Number of shares of common stock	Common stock	Additional paid-in capital	Legal reserve	Voluntary reserve	Retained earnings	Net unrealized gain on securities	Treasury stock
Balance at March 31, 2000	121,597,202	¥48,898	¥58,692	¥11,569	¥240,800	¥70,298	¥ —	¥ —
Net income	—	—	—	—	—	63,521	—	—
Legal reserve	—	—	—	683	—	(683)	—	—
Cash dividends paid	—	—	—	—	—	(10,422)	—	—
Bonuses to directors and corporate auditors	—	—	—	—	—	(236)	—	—
Transfer to voluntary reserve	—	—	—	—	58,500	(58,500)	—	—
Issuance of new shares through stock exchange	3,118,390	156	13,544	—	—	—	—	—
Increase due to valuation of securities, net of tax	—	—	—	—	—	—	4,512	—
Balance at March 31, 2001	124,715,592	¥49,054	¥72,236	¥12,252	¥299,300	¥63,978	¥4,512	¥ —
Net income	—	—	—	—	—	**61,250**	—	—
Legal reserve	—	—	—	**11**	—	**(11)**	—	—
Cash dividends paid	—	—	—	—	—	**(11,815)**	—	—
Bonuses to directors and corporate auditors	—	—	—	—	—	**(217)**	—	—
Transfer to voluntary reserve	—	—	—	—	**51,500**	**(51,500)**	—	—
Issuance of new shares through stock exchange	**1,251,073**	—	**8,720**	—	—	—	—	—
Decrease due to valuation of securities, net of tax	—	—	—	—	—	—	**(3,450)**	—
Reclassification of treasury stock held at the beginning of the year	—	—	—	—	—	—	—	**(2,921)**
Increase in treasury stock	—	—	—	—	—	—	—	**(10)**
Balance at March 31, 2002	**125,966,665**	**¥49,054**	**¥80,956**	**¥12,263**	**¥350,800**	**¥61,685**	**¥1,062**	**¥(2,931)**

	Thousands of U.S. Dollars						
	Common stock	Additional paid-in capital	Legal reserve	Voluntary reserve	Retained earnings	Net unrealized gain on securities	Treasury stock
Balance at March 31, 2001	$368,133	$542,108	$91,953	$2,246,153	$480,136	$33,859	$ —
Net income	—	—	—	—	**459,664**	—	—
Legal reserve	—	—	**80**	—	**(80)**	—	—
Cash dividends paid	—	—	—	—	**(88,665)**	—	—
Bonuses to directors and corporate auditors	—	—	—	—	**(1,638)**	—	—
Transfer to voluntary reserve	—	—	—	**386,492**	**(386,492)**	—	—
Issuance of new shares through stock exchange	—	**65,441**	—	—	—	—	—
Decrease due to valuation of securities, net of tax	—	—	—	—	—	**(25,889)**	—
Reclassification of treasury stock held at the beginning of the year	—	—	—	—	—	—	**(21,918)**
Increase in treasury stock	—	—	—	—	—	—	**(77)**
Balance at March 31, 2002	**$368,133**	**$607,549**	**$92,033**	**$2,632,645**	**$462,925**	**$ 7,970**	**$(21,995)**

Notes: 1. U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥133.25 to US$1, the approximate exchange rate at March 31, 2002.
2. Under the revised Commercial Code, effective from October 1, 2001, treasury stock that was previously included in assets has been reflected in shareholders' equity in the non-consolidated balance sheet as of March 31, 2002.

Consolidated Subsidiaries

(As of June 30, 2002)

Japan

GC Co., Ltd.

http://www.gccard.co.jp

Principal Business:	Established in September 1979
	GC conducts sales finance and credit card operations mainly in the Kanto and Tohoku regions.
Paid-in Capital:	¥5.6 billion
Address:	1-2-4, Otemachi, Chiyoda-ku, Tokyo 100-0004
Ownership:	100%

Plat Corporation

http://plat.biz

Principal Business:	Established in April 2002 with merger of Rich, Shinkou, and TOWA
	Plat provides consumer finance services accessing Promise's nationwide network of automated contract machines and ATMs.
Paid-in Capital:	¥2.4 billion
Address:	1-2-900, Umeda, Kita-ku, Osaka 530-0001
Ownership:	100%

Sun Life Co., Ltd.

http://www.sunlife-net.co.jp

Principal Business:	Became a wholly owned subsidiary in December 2001
	Sun Life provides consumer finance services mainly in the four prefectures of Shikoku Island and Okayama Prefecture, based on a strategy of maintaining regional dominance.
Paid-in Capital:	¥0.1 billion
Address:	2-7-6, Kawaramachi, Takamatsu, Kagawa 760-0052
Ownership:	100%

PAL Corporation Ltd.

Principal Business:	Established in July 1979
	PAL Corporation operates support businesses for Group companies, such as the management of branches and buildings.
Paid-in Capital:	¥3.0 billion
Address:	1-1-3-2700, Umeda, Kita-ku, Osaka 530-0001
Ownership:	100%

Net Future Co., Ltd.

http://www.netfuture.co.jp

Principal Business:	Established in May 1996
	Net Future engages in the management and operation of ATMs and computer peripherals and the provision of telemarketing representatives. Net Future has grown rapidly, providing call center operations for financial institutions.
Paid-in Capital:	¥0.3 billion
Address:	1-2-4, Otemachi, Chiyoda-ku, Tokyo 100-0004
Ownership:	100%

System Trinity Co., Ltd.

http://www.trinity.co.jp

Principal Business:	Established in December 1988
	System Trinity provides computer system design, operation, and management for financial institutions.
Paid-in Capital:	¥90 million
Address:	1-2-4, Otemachi, Chiyoda-ku, Tokyo 100-0004
Ownership:	100%

Overseas

CHINA

PROMISE (HONG KONG) CO., LTD.

http://www.promise.com.hk

Principal Business:	Established in February 1992
	PROMISE (HONG KONG) provides consumer finance services and has introduced an automated credit system.
Paid-in Capital:	HK$45 million
Address:	3rd Floor, Number 80 Building, 80 Gloucester Road, Wanchai, Hong Kong
Ownership:	100%

TAIWAN

Liang Jing Co., Ltd.

http://www.kuruma.com.tw

Principal Business:	Established in August 1989
	Liang Jing conducts installment sales of automobiles and construction materials.
Paid-in Capital:	TW$250 million
Address:	2, Sec. 3, Minsheng E. Rd.,Taipei
Ownership:	100% (Yuukei owns 40%)

Yuukei Co., Ltd.

Principal Business:	Established in February 1991
	Yuukei conducts installment sales of automobiles.
Paid-in Capital:	TW$140 million
Address:	2, Sec. 3, Minsheng E. Rd.,Taipei
Ownership:	100%

(As of March 31, 2002)

Head Office:	1-2-4, Otemachi, Chiyoda-ku, Tokyo 100-0004, Japan Tel: +81-3-3287-1515
Date of Establishment:	March 20, 1962
Fiscal Year:	April 1 to March 31
Paid-in Capital:	¥49,054 million
Number of Employees:	3,979
Auditor:	ChuoAoyama Audit Corporation
Listing:	First Section of Tokyo Stock Exchange

(As of March 31, 2002)

Common Stock:	Authorized: 300,000,000 shares Issued: 125,966,665 shares
Number of Shareholders:	9,106
Transfer Agent:	The Sumitomo Trust and Banking Company, Limited 4-5-33, Kitahama, Chuo-ku, Osaka 541-0041, Japan

Principal Shareholders (Thousands/%)

Name	Shareholdings	Percent of Total Shares Issued
Ryouichi Jinnai	15,134	12.01
Yumiko Jinnai	9,444	7.50
State Street Bank and Trust Company	6,490	5.15
Tsuyako Jinnai	5,983	4.75
Nippon Life Insurance Company	5,710	4.53
Shinsei Bank, Limited	5,682	4.51
The Mitsubishi Trust and Banking Corporation (Trust Account)	5,396	4.28
The Sumitomo Trust & Banking Co., Ltd.	4,500	3.57
Japan Trustee Services Bank, Ltd. (Trust Account)	3,510	2.79
The Chase Manhattan Bank, N.A., London S.L. Omnibus Account	3,253	2.58
Total	65,106	51.69

Composition of Shareholders

(At March 31, 2002)
(%)


30.3
33.6
3.9
31.9
Commercial finance institutions
Other companies
Non-Japanese companies
Individuals and others

	1998/3	1999/3	2000/3	2001/3	**2002/3**
Number of shares outstanding at term-end (thousands)	108,615	119,615	121,597	124,715	**125,966**
Commercial finance institutions	33,743	39,007	40,519	42,281	**42,380**
Percentage of total (%)	*31.1*	*32.6*	*33.3*	*33.9*	***33.6***
Other companies	9,152	7,935	6,836	6,366	**4,851**
Percentage of total (%)	*8.4*	*6.6*	*5.6*	*5.1*	***3.9***
Non-Japanese companies	16,942	24,095	25,992	28,278	**40,171**
Percentage of total (%)	*15.6*	*20.1*	*21.4*	*22.7*	***31.9***
Individuals and others	48,776	48,575	48,247	47,437	**38,210**
Percentage of total (%)	*44.9*	*40.6*	*39.7*	*38.0*	***30.3***
Number of shareholders	4,407	5,622	7,396	4,660	**9,106**

PROMISE

PROMISE CO., LTD.

1-2-4, Otemachi, Chiyoda-ku, Tokyo 100-0004, Japan
Phone: +81-3-3213-2545 (Corporate Communications Department)
http://www.promise.co.jp/ir/
E-mail: ir@promise.co.jp

Printed in Japan